Exhibit 99.1

2025

Management Information Circular

Notice of Annual Meeting of Shareholders

May 8, 2025

Table of contents

The Meeting	P. 2

Governance	P. 15

The Directors	P. 33

Executive compensation	P. 61

Schedules	P. 94

Meeting details

Thursday, May 8, 2025

1:00 pm (Calgary Time)

Access our fully virtual meeting at:

https://meetings.lumiconnect.com/400-451-774-675

Use password: cenovus2025

Business items

Appoint auditor        FOR PwC

Elect directors        FOR named nominees

Say on pay          FOR approach

Director nominees

Nominee				Background experience	Tenure		Committee

Bradley	66	M		Investment and energy	1 year		•			•	•

Casey	58	M		Oil and gas: Refining	5 years				•	•	•

Crothers	62	M		Oil and gas, and energy	1 year			•	•		•

Girgulis	68	M		Oil and gas, and law	1 year					•	♦

Kinney	67	F	•	Finance	6 years	•	• Chair			•	•

Kwok	82	F	•	Investment	4 years			•			•

Little	55	F	•	Oil and gas: Midstream	2 years				•	•	•

Marcogliese	72	M		Oil and gas: Refining	9 years		•			• Chair	•

Martineau	55	F	•	Finance	0 years						•

McKenzie (CEO)	57	M		Oil and gas, and energy	2 years

Mongeau (Lead Independent Director)	63	M	•	Railway	8 years	•	•	• Chair			•

Pourbaix (Executive Chair)	59	M		Oil and gas, and energy	7 years

Sixt	73	M		Investment and telecom	4 years			•			•

Zygocki	67	F	•	Oil and gas, and energy	9 years			•	• Chair		•

Diversity includes nominees who identify as women, Indigenous peoples, persons with disabilities and/or members of visible minorities. See page 22 for more information.

Audit Committee Financial Experts are those nominees who meet the definition of financial expert under Securities and Exchange Commission (SEC) regulations, including demonstrating prior audit or finance experience as a partner of an audit company or CFO of a public company. The Board has also determined that all members of the Audit Committee are financially literate, in accordance with National Instrument 52-110 – Audit Committees.

♦

Mr. Girgulis will be independent effective April 1, 2025. Until March 31, 2025, Mr. Girgulis is considered non-independent pursuant to Canadian securities laws due to his consulting work, which ended on March 31, 2022, as Special Advisor to the Executive at Cenovus, following the company’s combination with Husky Energy Inc. (Husky Energy). See page 24 for more information.

Committees of the Board	Short name

Audit Committee	Audit

Governance Committee	Governance

Human Resources and Compensation (HRC) Committee	HRC

Safety, Sustainability and Reserves (SSR) Committee	SSR

CENOVUS 2025 CIRCULAR	EXECUTIVE SUMMARY | 1

The Meeting

Dear Cenovus Shareholder,

Your vote is important to Cenovus and we invite you to attend our fully virtual 2025 annual general meeting (Meeting) at 1:00 p.m. (Calgary time) on Thursday, May 8, 2025. Connect to the Meeting at this link: https://meetings.lumiconnect.com/400-451-774-675.

You will hear about our key results for 2024 and our plans for the future. You will vote to elect your directors and other important items of business.

You will have the opportunity to listen to the Meeting live and submit questions to me and the management team.

Please read this document to learn more about the Meeting, our governance practices, executives’ compensation and your director nominees.

If you have questions, please contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd. (Sodali & Co), toll-free in North America at 1-888-777-1538 or by email at assistance@investor.sodali.com.

We encourage you to visit our website throughout the year for updated information and to find out more about our business. Our 2024 Annual Report is available on our website at cenovus.com, under Investors. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Alexander J. Pourbaix

Alexander J. Pourbaix

Executive Chair of the Board

In this section you will also find:

Notice of Meeting	Page 3

General information	Page 4

Virtual Meeting information	Page 6

General voting information	Page 7

Beneficial shareholder voting	Page 9

Registered shareholder voting	Page 10

Business of the Meeting	Page 12

CENOVUS 2025 CIRCULAR	THE MEETING | 2

Notice of Meeting

2025 annual general meeting of the shareholders of Cenovus Energy Inc.

Date:	May 8, 2025

Time:	1:00 p.m. (Calgary time)

Place:	https://meetings.lumiconnect.com/400-451-774-675

The business of the Meeting is to:

1.	Receive the audited financial statements for the financial year ending December 31, 2024.
2.	Appoint PricewaterhouseCoopers LLP as auditor.
3.	Elect directors for the coming year.
4.	Consider and, if deemed fit, approve a non-binding advisory resolution on our approach to executive compensation (say on pay).
5.	Transact any other business as may be properly brought before the Meeting.

You have a right to vote if you were a shareholder of Cenovus at the close of business on March 12, 2025. Find out how to vote starting on page 6 and read more about Cenovus in this management information circular in respect of the Meeting.

By order of the Board of Directors of Cenovus,

/s/ Susan M. Anderson

Susan M. Anderson

Corporate Secretary

CENOVUS 2025 CIRCULAR	THE MEETING | 3

General information

Cenovus

We use “we”, “our” and “Cenovus” to refer to Cenovus Energy Inc. in the rest of this document. We abbreviate our committee names as follows:

Human Resources and Compensation Committee: HRC Committee

Safety, Sustainability and Reserves Committee: SSR Committee

Date of information

Information is as of March 12, 2025, unless otherwise noted.

Common shares outstanding

Our common shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol CVE. There were 1,823,450,555 common shares outstanding at the close of business on March 12, 2025.

Value of common shares

Various compensation components and share ownership guidelines are calculated using the price of our common shares. Unless otherwise noted, all calculations use $21.79, the closing price of our common shares on the TSX on December 31, 2024.

Owners of 10% or more of our common shares

To the knowledge of the directors and officers, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of our outstanding common shares other than the following:

Shareholder	Number of shares	Ownership

Hutchison Whampoa Europe Investments S.à r.l. (Hutchison Whampoa)	316,927,051	17.38%

L.F. Investments S.à r.l. (LF Investments)	231,194,699	12.68%

Capital World Investors (CWI)	192,037,006	10.53%

Hutchison Whampoa is 100% indirectly owned by CK Hutchison Holdings Limited (CK Hutchison), a company with its principal place of business in Hong Kong, whose shares are traded on The Stock Exchange of Hong Kong Limited. Approximately 30.36% of CK Hutchison’s shares are held (directly or indirectly) by various trusts founded by the former chairman of the board of directors of CK Hutchison, Mr. Li Ka-Shing. Members of Mr. Li Ka-Shing’s family are discretionary beneficiaries of the trusts.

LF Investments is wholly owned (indirectly) by a trust founded by Mr. Li Ka-Shing. Members of Mr. Li Ka-Shing’s family are discretionary beneficiaries of the trust.

CWI shareholdings are based solely on publicly available information and have not been independently verified by Cenovus. Information as at March 12, 2025 is based on the most recent Form 62-103F3 filed on SEDAR+ by CWI on December 4, 2024.

Indebtedness of directors and executive officers

Cenovus, including its subsidiaries, does not make loans to our directors or executives and there are no loans outstanding from us or any of our subsidiaries to any current or former director, director nominee, executive, employee or any associate of the foregoing, nor have there been at any time during 2024.

CENOVUS 2025 CIRCULAR	THE MEETING | 4

Interests in Meeting business and material transactions

None of Cenovus, our directors, director nominees, officers, or anyone associated or affiliated with any of them – an insider – has a material interest in any item of business at the Meeting.

No insider or informed person of Cenovus has, or had during 2024, a material interest in a material transaction or proposed material transaction involving Cenovus.

Mailing of circular

This circular will be mailed on April 3, 2025, to our shareholders of record as at March 12, 2025 who have requested paper copies. See page 7 for information about the record date. We give materials to brokers, custodians, nominees and fiduciaries, and request the materials be sent to beneficial (non-registered) shareholders promptly.

Notice and access

Notice and access is being used to deliver this circular (and other Meeting-related materials) to both registered and beneficial shareholders. We are delivering your Meeting materials by providing you with a notice (Notice) and posting the materials on our website at cenovus.com. The materials will be available on April 3, 2025, and will remain up for at least one full year. The Meeting materials can also be accessed with our public filings on our profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. We are mailing a paper copy to any shareholder who already requested a paper copy. You will receive a package in the mail with the Notice outlining the matters to be addressed at the Meeting and explaining how to access and review the Meeting materials electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable Meeting-related materials will be forwarded to beneficial shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost-effective way to distribute our documents as it reduces printing, paper use and postage. If you received the Notice only and would like a paper copy of the full materials, please follow the instructions provided in the Notice or send us a request as set out below.

Request paper circular and additional documents

We file an annual information form and annual report, which includes our financial statements and management’s discussion and analysis, with Canadian securities regulators. We will provide you, free of charge, a paper copy of the annual report, the annual information form and/or this circular on request. Please submit your request by contacting:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Additional information concerning Cenovus is available on our website at cenovus.com and our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024, which are available at cenovus.com under Investors, our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

You can also get copies of any of our documents required to be filed with securities regulators by:

•	Accessing our public filings on our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

•	Going to the “Investor” section at cenovus.com.

Shareholder proposals

We must receive any shareholder proposal within the prescribed period and before 5:00 p.m. (Calgary time) on February 7, 2026 for it to be included in the circular and considered at the 2026 annual shareholder meeting.

CENOVUS 2025 CIRCULAR	THE MEETING | 5

Shareholders who wish to make a proposal should refer to section 137 of the Canada Business Corporations Act for a full description of the procedures to follow. You can send your proposal by registered mail to our Corporate Secretary at:

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Shareholder proposed director nominees

If a shareholder wishes to nominate a person for election as a director of Cenovus at an annual shareholder meeting, the nomination must comply with the procedures in Section 5.03 of Cenovus’s By-law No. 1 (By-law).

The By-law is available at cenovus.com, and on our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Virtual Meeting information

The Meeting will be held virtually only. This allows a broader base of shareholders to participate regardless of their location. All shareholders have the ability to meaningfully participate and are afforded the same rights and opportunities to participate as they would at an in-person meeting.

Attending

To attend, access the Meeting online at:

•	https://meetings.lumiconnect.com/400-451-774-675 with password “cenovus2025” (case sensitive).

Please sign into the Meeting 30 to 60 minutes in advance of the start time, using a smartphone, tablet or computer. Use the latest version of Google Chrome, Safari, Microsoft Edge or Firefox as your web browser. If you are a:

•	Registered Shareholder, select “I have a Control Number/Username” and enter the control number from your proxy form and the password above.

•

Beneficial Shareholder, select “I have a Control Number/Username” and enter the 4-letter username that was sent to you via email after proxy voting cutoff. Note: You must have previously deposited your vote online or by mail and appointed yourself or a third-party as your proxy holder; AND registered your name or your appointee’s name at http://www.Computershare.com/CenovusEnergy.

•	Guest, select “I am a guest” and complete the requested information.

If you have any difficulties accessing the virtual Meeting, please contact Lumi directly at support-ca@lumiglobal.com. You can also review our Virtual Meeting User Guide, included with this circular.

Beneficial shareholders

Beneficial shareholders who appointed themselves as a proxy holder in accordance with the instructions provided by their nominee will be able to ask questions at the Meeting as noted above. See page 9 for more information. Beneficial shareholders who did not appoint themselves as a proxy holder will be able to participate as guests at the Meeting.

Guests

Guests will be able to listen to the proceedings of the Meeting, but cannot vote or ask questions.

Questions

Registered shareholders and proxy holders may submit questions during the Meeting by typing the question into the question box on the main screen of the virtual Meeting platform.

CENOVUS 2025 CIRCULAR	THE MEETING | 6

Shareholders may also submit questions in advance of the Meeting by sending them to:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Questions relating to the business of the Meeting will be read aloud during the Meeting. Similar questions may be aggregated by the moderator. All other questions will be answered directly following the close of the formal Meeting.

All questions and answers will be posted on our website following the Meeting, and will remain up for at least one full year.

General voting information

Request for proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. We have retained Sodali & Co to solicit proxies in Canada and the U.S. We are primarily using mail to communicate with you. However, our employees or Sodali & Co may request your proxy by telephone, email, facsimile or personal interview.

We estimate Sodali & Co’s fees will be up to approximately $40,000, in addition to certain out-of-pocket expenses.

Additionally, Cenovus may use the Broadridge QuickVote™ service, which involves Sodali & Co soliciting proxies on behalf of management by contacting non-objecting, non-registered owners of common shares to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the shareholder’s intermediary). While representatives of Sodali & Co are soliciting proxies on behalf of management, which is recommending that shareholders vote FOR all the resolutions before the Meeting, shareholders are not required to vote in the manner recommended by management. The QuickVote™ system is intended to assist shareholders in placing their votes, however there is no obligation for any shareholder to vote using the QuickVote™ system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

It is important to vote your common shares. Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 1:00 p.m. (Calgary time) on May 6, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened.

Record date

The record date for the Meeting is March 12, 2025. If you held common shares at the close of business on that date, you are entitled to receive notice of, attend and vote at the Meeting.

Voting securities and votes

Common shares are the only voting securities of Cenovus. Each common share entitles the holder to one vote at the Meeting.

Quorum

We can only decide business at the Meeting if we have a quorum – where two or more people attend the Meeting and hold or represent by proxy at least 25% of our outstanding common shares that are entitled to vote at the Meeting.

CENOVUS 2025 CIRCULAR	THE MEETING | 7

Approvals

You are voting on the appointment of the auditor, the election of directors and the non-binding advisory resolution on our approach to executive compensation (say on pay). A simple majority of votes cast at the Meeting (50% plus one vote) is required to approve each of these matters.

Voting instructions

If you specify how you want to vote on your proxy or voting direction form, your proxy holder will vote your common shares in the manner directed. If you do not indicate how you want to vote, your proxy holder will decide how to vote your common shares.

If you appoint Jon McKenzie or Alex Pourbaix, the Board and management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your common shares will be voted as follows:

Matter	Voted

Appointment of PricewaterhouseCoopers LLP as auditor	FOR

Election of director nominees as directors	FOR

Non-binding advisory resolution on our approach to executive compensation (say on pay)	FOR

Amendments or other business

If amendments or other business are properly brought up at the Meeting, you or your proxy holder can vote as you or they see fit. We are not aware of any other business to be considered at the Meeting or any changes to the current business.

Vote counting and confidentiality

Computershare Investor Services, Inc. (Computershare) counts the votes made by proxy. Your vote is confidential unless you clearly intend to communicate your vote to management, if there is a proxy contest or validation issue, or as needed to comply with legal requirements.

New York Stock Exchange rules

A broker who is subject to the NYSE rules and holds common shares as a nominee for a beneficial shareholder (learn more about this on page 9) may not, for some items of business, vote your common shares on your behalf unless they have instructions from you. If you do not provide your instructions, the votes submitted for election of directors and other non-routine matters, will not count, but the number of common shares will be counted for quorum purposes.

Voting questions

Our transfer agent is Computershare. Please contact them if you have any questions about how your votes are counted.

1-866-332-8898 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

1-888-453-0330 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

https://www-us.computershare.com/Investor/Contact/Enquiry

Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON, Canada M5J 2Y1

CENOVUS 2025 CIRCULAR	THE MEETING | 8

Other questions

Your vote is important to us. Please contact Sodali & Co if you have any questions about the business items of the Meeting or the information in this circular.

1-888-777-1538 (toll-free in North America) 1-289-695-3075 (collect from outside North America)

1-877-218-5372 (fax from anywhere)

assistance@investor.sodali.com

Morrow Sodali Brookfield Place 181 Bay Street, Suite 2860 Toronto, ON, Canada M5J 2T3

Beneficial shareholder voting

Most people are beneficial shareholders. If you are a beneficial shareholder, your common shares are held in the name of a nominee (usually with a bank, trust company, stockbroker, trustee or some other financial institution or intermediary).

Voting options

Attend online at the virtual Meeting – see below

By submitting the proxy or voting instruction form – see below

By telephone – see the enclosed voting instruction form

Via the internet – see the enclosed voting instruction form

Voting at the virtual Meeting

If you plan to attend the virtual Meeting and wish to vote your common shares during the Meeting, insert your own name in the space on the enclosed proxy or voting instruction form to appoint yourself as your proxy holder. Then follow the signing and return instructions provided by your nominee. Once you have appointed yourself as proxy holder, you must ALSO register your name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a proxy holder” below for more details.

You will then be able to:

•	Log in at https://meetings.lumiconnect.com. We recommend that you log in at least 30 to 60 minutes before the Meeting starts.

•	Click “Login” and then enter the 4-letter username that you received via email after proxy cutoff.

•	Enter password “cenovus2025” (case sensitive).

•	Follow the instructions to access the Meeting and vote when prompted.

You must be connected to the internet at all times in order to be able to vote when solicited. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For additional information, please refer to the virtual meeting guide included with this Circular, filed on our SEDAR+ profile at sedarplus.ca and posted on our website at cenovus.com.

Voting by proxy

The proxy form or voting instruction form that is sent to beneficial shareholders by the nominee or its agent will contain instructions as to how you can vote in advance of the Meeting. Please read the instructions carefully in order to ensure that your shares are voted at the Meeting. You may appoint a third-party as proxy holder to attend the Meeting and vote for you. Once you

CENOVUS 2025 CIRCULAR	THE MEETING | 9

have appointed a third-party as proxy holder, you must ALSO register their name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a proxy holder” below for more details. Please note that proxy appointments are only permitted when voting online or by returning your proxy or voting instruction form by mail. Voting by telephone does not permit proxy appointments.

Your nominee or its agent likely has an earlier deadline for returning your proxy or voting instruction to them. Be sure to complete and return the form early to allow enough time for your nominee or its agent to receive your voting instructions and then submit them before the proxy voting cut-off time. The Chair of the Meeting has the discretion to accept proxies received after the proxy deadline.

Revoking your proxy or changing your instructions

You may revoke your proxy by following the procedures provided by your nominee. If you have voted through your nominee and would like to change your vote at the Meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

Registered shareholder voting

Very few people are registered shareholders. If you are a registered shareholder, you hold your common shares in your name and you may have in your possession a physical share certificate or direct registration system (DRS) advice.

Voting options

Attend online at the virtual Meeting – see below

By submitting a paper proxy form – see below

By telephone – see the enclosed proxy form

Via the internet – see the enclosed proxy form

Voting at the virtual Meeting

If you plan to attend the Meeting, you can vote in advance by completing or returning the enclosed proxy form as described under Voting by proxy below, or you may attend and vote at the Meeting:

•	Log in at https://meetings.lumiconnect.com. We recommend that you log in at least 30 to 60 minutes before the Meeting starts.

•	Click “Login” and then enter your 15-digit control number located on the form of proxy or in the email notification you received.

•	Enter password “cenovus2025” (case sensitive).

•	Follow the instructions to access the Meeting and vote when prompted.

You must be connected to the internet at all times in order to be able to vote when solicited. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For additional information, please refer to the virtual Meeting guide included with this Circular, filed on our SEDAR+ profile at sedarplus.ca and on our website at cenovus.com.

Voting by proxy

To vote in advance of the Meeting, please complete, sign, date and return the form in the envelope provided or you can vote by telephone or internet by following the instructions on your proxy form, so that in each case the completed form arrives or the vote is submitted, as the case may be, no later than 1:00 p.m. (Calgary time) on Tuesday May 6, 2025, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. The Chair of the Meeting has the discretion to accept proxies received after the proxy deadline.

CENOVUS 2025 CIRCULAR	THE MEETING | 10

You may also appoint a third-party as proxy holder to attend the Meeting and vote for you. Once you have appointed a third party as proxy holder, you must ALSO register their name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a proxy holder” below for more details. Please note that proxy appointments are only permitted when voting online or by returning your proxy or voting instruction form by mail. Voting by telephone does not permit proxy appointments.

Changing or revoking your proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut-off time to revoke your vote. Your latest proxy will be the only one that is valid.

You may revoke your proxy at any time before it is acted on. Deliver to our Corporate Secretary before or on May 7, 2025, (or the last business day before the Meeting, if it is adjourned or postponed), or to the Chair of the Meeting c/o the Corporate Secretary on the date of the Meeting or the date of any adjourned or postponed Meeting, or in any other matter permitted by law, an instrument in writing executed by you or by your personal representative, who is authorized in writing, that you want to revoke your proxy.

If you have voted by proxy, you or your proxy holder may still vote in person at the virtual Meeting. Your vote at the Meeting will revoke your previously submitted vote by proxy.

Appointing a proxy holder

The following applies to shareholders who wish to appoint a person (a “third-party proxy holder”), other than the management nominees identified in the form of proxy as proxy holder, to participate and/or vote at the Meeting. The persons named in the proxy or voting instruction form, Jon McKenzie and Alex Pourbaix, are directors and officers of Cenovus. A shareholder has the right to appoint a third-party proxy holder (who does not need to be a shareholder of the Corporation) to represent them at the Meeting, either by inserting the name of their chosen representative in the blank space provided in the proxy form or voting instruction form, as applicable, appointing that person as proxy holder and registering them online, as described below.

Shareholders who wish to appoint a third-party proxy holder to attend and participate at the Meeting as their proxy holder and vote their shares MUST submit their form of proxy or voting instruction form appointing that person as proxy holder AND register that proxy holder online, as described below. Registering your proxy holder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxy holder will result in the proxy holder not receiving a four-letter username, which is required to vote at the Meeting, and they will only be able to attend as a guest.

•

Step 1: Appoint a proxy holder. To appoint a third-party proxy holder, insert the third-party proxy holder’s name in the blank space provided in the form of proxy or voting instruction form (if permitted), and follow the instructions for submitting such document. This must be completed before registering your third-party proxy holder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•

Step 2: Register your proxy holder. To register a third-party proxy holder, shareholders must visit http://www.computershare.com/CenovusEnergy by no later than 1:00 p.m. (Calgary time) on May 6, 2025, and provide Computershare with the required third-party proxy holder contact information so that Computershare may provide the third-party proxy holder with a four-letter username via email. Without a username, proxy holders will not be able to vote at the Meeting but will be able to participate as a guest.

Please note that proxy appointments are only permitted when voting online or by returning your proxy form by mail. Voting by telephone does not permit proxy appointments.

CENOVUS 2025 CIRCULAR	THE MEETING | 11

Business of the Meeting

Financial statements

Our consolidated financial statements for the year ended December 31, 2024, and the auditor’s report on those statements are included in the annual report and will be available at the Meeting. Such financial statements and the annual report are also filed on our SEDAR+ profile at sedarplus.ca and available to you on request.

Appointment of auditor

The Board recommends the appointment of PricewaterhouseCoopers LLP (PwC LLP) as the auditor for Cenovus until the close of the 2026 annual shareholder meeting. PwC LLP was first appointed as the auditor for Cenovus on November 30, 2009. We last conducted a request for proposal for the auditor in 2020.

The directors will be authorized to set the fees paid to our auditor.

Last year, 99.65% (1,488,986,088 votes in favour) of shareholders approved the appointment of PwC LLP as the auditor for Cenovus, with 0.35% (5,218,342 votes) of shareholders withholding.

Audit fees paid

The following table provides information about the fees billed to Cenovus for professional services rendered by PwC LLP:

Category	Type of work billed for	2024 fees ($ thousands)	2023 fees ($ thousands)

Audit fees	Audit of consolidated financial statements and services normally provided for statutory and regulatory filings or engagements.	4,809	4,423

Audit-related fees	Assurance and related services reasonably related to the audit or review of financial statements not reported as Audit Fees, including fees for audit-related services for environmental, social and governance (ESG) disclosures, prospectuses and participation fees levied by the Canadian Public Accountability Board.	646	655

Tax fees	Tax compliance and tax advice.	103	137

All other fees	Review of Extractive Sector Transparency Measures Act filings and services around filings.	165	120

TOTAL		5,723	5,335

More information, including the Audit Committee mandate, is available in the annual information form for the year ended December 31, 2024. See page 5 for how to access the annual information form.

We recommend that you vote FOR the appointment of

PwC LLP as our auditor.

The people named in the enclosed proxy will vote FOR the appointment of PwC LLP as our auditor unless you tell them to withhold your vote.

Election of directors

The number of directors to be elected at the Meeting is 14, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Our director nominees are:

Stephen E. Bradley

Keith M. Casey

CENOVUS 2025 CIRCULAR	THE MEETING | 12

Michael J. Crothers

James D. Girgulis

Jane E. Kinney

Eva L. Kwok

Melanie A. Little

Richard J. Marcogliese

Chana L. Martineau

Jonathan M. McKenzie

Claude Mongeau

Alexander J. Pourbaix

Frank J. Sixt

Rhonda I. Zygocki

You can find more information on all of the nominees, including voting results from the 2024 annual general meeting, starting on page 34. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and is willing to serve if elected.

We recommend that you vote FOR the election of each of these nominees.

The people named in the enclosed proxy will vote FOR the election of each of these nominees unless you tell them to vote against one or more of the nominees.

If for some reason a nominee is not available to serve at the time of the Meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is proposed by the Board.

Majority voting for directors

Pursuant to the Canada Business Corporations Act and our Policy on Directors’ Voting Procedures, we have a majority voting standard with a director resignation policy. If there is an uncontested election (being an election where only one candidate is nominated for each position available on the board) at a meeting of shareholders at which directors are to be elected, each candidate is elected only if the number of votes cast in favour of their election represents a majority of the votes cast “for” and “against” them by the shareholders.

Accordingly, any nominee for director who receives an equal or greater number of votes “against” than votes “for” their election as a director at the meeting shall not be elected to the Board.

Advisory vote on executive compensation (say on pay)

Since 2010 we have provided shareholders with a say on our pay programs. It helps us engage constructively, get meaningful feedback and ensure director accountability for executive compensation.

Last year, 97.80% (1,427,463,152 votes in favour) of shareholders approved of our approach to executive compensation, with 2.20% (32,183,535 votes against) of shareholders voting against.

Our executive compensation programs are similar to last year. You can find full disclosure of how our pay aligned to performance for 2024 in the “Executive compensation” section starting on page 61.

The Board will take the results of the vote into account when considering future compensation policies and decisions.

CENOVUS 2025 CIRCULAR	THE MEETING | 13

We anticipate your support. If the advisory resolution is not well-supported, the Board will consult with shareholders to better understand their concerns.

We recommend that you vote FOR the acceptance of our approach to executive compensation.

The people named in the enclosed proxy will vote FOR this non-binding advisory resolution unless you tell them to vote against it.

The text of the non-binding advisory resolution to be passed is set out below:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Cenovus Energy Inc. (Cenovus), the shareholders accept the approach of Cenovus to executive compensation disclosed in the management information circular dated March 12, 2025, delivered in advance of the 2025 annual meeting of shareholders.”

Other business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you (or they) see fit. We are not aware of any other items of business to be considered at the Meeting.

CENOVUS 2025 CIRCULAR	THE MEETING | 14

Governance

Highlights

Strong governance practices
☑	Robust Code of Business Conduct & Ethics (Code) for directors, officers and staff.	☑	Annual dedicated Board meetings on strategy.
		☑	Director access to experts and external advisors.

☑	No issuance of blank-cheque preferred shares.	☑	Risk-aware culture overseen by committees with relevant expertise.
☑	Prohibition on hedging transactions by directors, officers and staff.
		☑	Annual internal Board evaluations and regular third-party Board evaluations.
☑	Responsive, active and ongoing shareholder engagement program.
		☑	In-depth orientation for new directors.

☑	Comprehensive clawback policy for executive compensation that complies with NYSE standards.	☑	Sponsored continuing education for directors.
		☑	Transparent sustainability reporting (access it at

☑	Significant share ownership requirements for		cenovus.com under “Sustainability Reporting”).

	executives and directors.	☑	All committees responsible for oversight of environmental, social and governance (ESG) risk related to their mandate.
☑	New generation shareholder rights plan in place.
☑	Transparent Board diversity targets and reporting.

In this section you will find:

Overview and structure	Page 16

Ethical business conduct	Page 17

Sustainability overview	Page 19

Board and executive diversity	Page 22

Board of Directors	Page 24

Committees	Page 26

Position guidelines	Page 30

Board evaluation and renewal	Page 30

Director orientation and education	Page 32

CENOVUS 2025 CIRCULAR	GOVERNANCE | 15

Overview and structure

How we do our work at Cenovus is as important as what we do. We recognize that to deliver consistent, long-term shareholder value we must operate in a responsible manner that maintains and enhances our reputation. Delivering on this commitment requires good governance.

Our Board oversees the management of Cenovus’s business through a robust system of corporate governance and internal controls. This includes a comprehensive set of policies, standards and practices that guide the expected behaviour of our staff, management and Board.

Our governance structure also includes frameworks, such as our Enterprise Risk Management Policy and Cenovus Operations Integrity Management System, which help ensure we properly address risk in our business and embed safety and asset integrity in our work. See more about risk on page 26 and in the overview for each committee, starting on page 26.

Our directors and staff, including officers, are annually required to review and commit to our Code of Business Conduct & Ethics and other key policies and standards. Through our Supplier Code of Business Conduct we also expect our service providers and suppliers to respect, uphold and communicate our corporate values and practices across their business enterprise and within their supply chains.

We have a number of channels available to confidentially report concerns about ethical business conduct, including an Integrity Helpline operated by a third-party service provider. Stakeholders, including local community residents and other members of the public, and our employees and contractors are encouraged to report any business conduct concerns through the Integrity Helpline. You can read more about the Integrity Helpline on page 18.

Legal requirements

Our governance practices meet or exceed all requirements that apply to us in Canada and the U.S. These include securities regulations and rules of the TSX and NYSE.

Structure

CENOVUS 2025 CIRCULAR	GOVERNANCE | 16

Shareholder engagement

We understand the value of constructive communication and meaningful engagement with our shareholders. Our Board is committed to transparency and informed dialogue with shareholders to assist it in leading Cenovus.

We have a Board Shareholder Communication & Engagement Policy that guides our shareholder communications and sets out our approach to shareholder engagement.

Shareholders and other interested parties can communicate with any director at:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Communication and external engagement activities

Item / activity	Description

Shareholder engagement policy	Our Board Shareholder Communication & Engagement Policy reinforces our commitment to meaningful dialogue with shareholders. You can find a copy at cenovus.com.

Conference calls with investment community	Management holds quarterly conference calls and webcasts with investors to review financial and operating results. You can find the recording of the most recent call at cenovus.com.

Investor Day	We held an Investor Day on March 5, 2024 to provide updates on our five-year plan, and members of management, including the CEO, engaged with ~80 attendees comprising analysts and shareholders. Through a formal presentation, management provided high-level guidance around our strategy, operations and financial framework. Post presentation, management and the Executive Chair engaged informally with shareholders and analysts, addressing questions regarding the presented material.

Management shareholder/investor engagement program

Members of our executive team, including our CEO and CFO, as well as representatives from Investor Relations and Sustainability, had over 300 shareholder engagements throughout the year, including one-on-one meetings and investor roadshows.

Management attended various investor conferences and held a significant number of meetings and conference calls with shareholders, bondholders and other investors throughout 2024.

Director shareholder/investor engagement sessions	Alex Pourbaix (Executive Chair), Claude Mongeau (Lead Independent Director), Rhonda Zygocki (Chair of HRC Committee) and Rich Marcogliese (Chair of SSR Committee), as well as representatives from our Investor Relations and Corporate Secretarial teams, had calls with seven of our larger institutional shareholders. Topics discussed included business performance, board composition and renewal, and director independence and commitments.

Ethical business conduct

Our principles and values, together with our Code, Sustainability Policy and Human Rights Policy, set out our commitment to conducting business ethically and legally. You can read these policies at cenovus.com.

Code of Business Conduct & Ethics

Our Code applies to all directors, officers and staff working on behalf of Cenovus in all locations where we conduct business. The Code is applicable in all jurisdictions in which Cenovus operates. Go to cenovus.com to read the full Code.

Our directors, officers and staff are expected to be familiar with and uphold our values, and adhere to the guidance set out in the Code. Each year, all directors, officers and staff are asked to review the Code and confirm they understand their responsibilities and commit to observing and conducting themselves in accordance with its principles and requirements. Suppliers should review the Code and are encouraged to align with the principles and guidance it provides.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 17

Annual Code compliance is reported to the SSR Committee, which is then reported to the Board. Any waiver of the Code for officers or directors may only be made by the Board and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement. No waivers of the Code have been made by the Board.

Integrity Helpline

The Integrity Helpline provides an avenue for anyone, both internal and external, to report concerns or questions they have about potential ethical, legal or workplace behaviour issues. The Integrity Helpline is independently operated by a third-party company and allows concerns to be shared confidentially or anonymously (if desired).

Concerns reported through the Integrity Helpline relating to violations of policies or standards are handled in accordance with our Investigations Standard and Investigations Process. A quarterly report of Integrity Helpline complaints is provided to the relevant Board committees at each regularly scheduled meeting.

Investigations process

Our Investigations Standard and Investigations Process provide effective and consistent procedures to receive, review and, where appropriate, investigate matters reported to Cenovus’s Investigations Committee.

Our Investigations Committee conducts and oversees investigations, among other responsibilities. They report violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. Board committees, including Audit, receive quarterly summaries on the nature and status of ongoing investigations. The committees report any significant or material investigations to our Board.

Policy on Disclosure & Employee Trading

Our Policy on Disclosure & Employee Trading applies to all staff and directors of Cenovus and its subsidiaries. We also have a Restricted Trading & Insider Standard for directors, officers and insiders that provides additional instruction on trading in Cenovus common shares and other securities, insider reporting, the treatment of material non-public information and trading blackouts.

Directors, officers and staff are prohibited from hedging transactions involving Cenovus common shares and other securities.

Compliance with the policy is reported to the Board by the Governance Committee.

Conflicts of interest and related party transactions

We have a Conflicts of Interest Standard, available at cenovus.com, and protocol to help our staff and directors manage in advance any potential conflicts of interest. In addition, Cenovus’s directors must comply with the conflict-of-interest provisions of the Canada Business Corporations Act, as well as applicable securities laws, in order to ensure the directors exercise independent judgment in considering transactions and agreements in respect of which such director has a material interest.

Cenovus’s conflicts of interest and related parties disclosure protocol for directors includes the following:

•

Directors complete an annual compliance questionnaire where they disclose entities for which they serve as a director, officer or in a similar capacity, and the Governance Committee reviews material relationships which may impact a director’s judgment during their annual independence assessment. This list is made available to all directors in the Directors’ Information Handbook. The annual compliance questionnaire also collects information on related parties (as defined by International Financial Reporting Standards (IFRS)) and the Audit Committee is responsible for reviewing and approving related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors. Directors must immediately advise the corporate secretarial team of any deletions, additions or other changes to any information provided.

•

The Corporate Secretary will provide advance notice to the Board and executive team of any potential conflict of interest impacting a director and ensure the portion of Board or Committee materials related to the conflict is not distributed to the conflicted director.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 18

•

Where a real or perceived conflict of interest exists, appropriate mitigating activities will be undertaken by the director, such as excusing themselves from the meeting for that item of business or abstaining from the discussion and voting during that portion of the meeting.

•

Cenovus’s transactions involving related parties, if any, are required to be publicly disclosed in accordance with applicable securities laws and Cenovus discloses the interest of management and others in material transactions where required by such laws. The oversight process is managed by Cenovus’s internal audit team in cooperation with the corporate secretarial team, who maintain a list of all affiliations and run a process annually to ensure that related party transactions are reported and disclosed as required. See our Annual Consolidated Financial Statements for further discussion on related party transactions.

Sustainability overview

We believe striking the right balance among environmental, economic, governance and social considerations leads to strong business results and enhances shareholder value. As such, we factor sustainability considerations into our strategy, business plans and capital allocation processes.

We remain committed to reporting on our progress in an open and accountable matter. However, changes to Canada’s Competition Act in 2024 have created significant uncertainty and risk around how Canadian businesses can talk publicly about their environmental actions and performance. While we navigate the uncertainty related to environmental disclosure in Canada, we are sharing our progress in other areas of our business through our 2023 Corporate Social Responsibility (CSR) report, which you can access at cenovus.com.

Sustainability leadership and activity

We are committed to advancing efforts across our five ESG focus areas: inclusion & diversity, Indigenous reconciliation, climate & greenhouse gas (GHG) emissions, water stewardship and biodiversity. Read about our 2024 progress below, and our governance and oversight of ESG risks on the following pages.

Board and management initiatives advanced or completed across some of our ESG focus areas in 2024 included:

•	Continuing to link compensation to sustainability performance across our ESG focus areas through the sustainability performance index in the 2024 corporate performance scorecard (2024 Scorecard).

•	Evolving our inclusion & diversity strategy by creating a roadmap for leaders and staff outlining areas of focus, action plans and how we plan to measure success.

•

Maintaining our Board diversity goals through Board appointments and transitions, with four of 13 director nominees at the Meeting self-identifying as women. To read more about diversity on the executive and Board, see page 22.

•	Achieving our highest level of annual spend with Indigenous businesses in 2024.

ESG risk oversight

Our governance structure includes Board and executive oversight, along with policies, standards, processes and procedures to guide the expected behaviours of our staff, how we run our facilities and how we manage risk. ESG risks are considered within our enterprise risk management program, which helps us identify, assess and manage key risks to our business. Key ESG risks, along with other ESG-related topics, are reviewed with the Board and committees on a regular basis.

The Board approves our corporate strategic plan, which takes into account the opportunities and risks to our business, including those related to sustainability, and has oversight of our approach to sustainability and our related processes and procedures. The Board is also responsible for oversight of the Corporation’s processes and procedures to address environmental impacts (including climate change) and health and safety matters, consider human capital management, and operate in a manner consistent with good governance and recognized standards. The four Board committees act in an advisory capacity to the Board and oversee specific ESG risks relating to their respective mandates, which are addressed and reported to the Board.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 19

ESG governance leadership

Board and committee ESG oversight

Board. The Board oversees Cenovus’s approach to sustainability and receives reports and recommendations from management and committees on ESG matters for which they are responsible or have oversight. It also reviews Cenovus’s processes and procedures to:

•	Mitigate environmental impacts (including climate change).

•	Address health and safety matters that may arise due to Cenovus’s activities.

•	Consider human capital management.

•	Operate in a manner consistent with good governance and recognized standards.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 20

Audit Committee. The Audit Committee oversees significant financial risks or exposures and impacts from evolving ESG matters, including climate change. In particular, it oversees the potential financial impacts of ESG matters on Cenovus’s:

•	Access to capital from our lenders, debt investors and equity investors.

•	Access to insurance coverage.

•	Credit ratings.

The Audit Committee also monitors development of legal and regulatory requirements related to integrated reporting affecting financial reporting and disclosures, including climate disclosures.

Human Resources and Compensation Committee. The HRC Committee oversees human resources and compensation matters. Specific ESG oversight includes:

•	Organization and talent management strategies.

•	People strategy.

•	Culture.

•	Health and wellness.

•	Engagement.

•	Inclusion and diversity (I&D), including progress related to Cenovus’s I&D targets.

•	Compensation, including pension governance, and recommendations for ESG performance metrics in short and long-term compensation plans.

Governance Committee. The Governance Committee oversees governance of ESG matters, including Board diversity.

The Governance Committee makes recommendations to the Board on the allocation of oversight of emerging or developing ESG matters to the appropriate Board committee.

Safety, Sustainability and Reserves Committee. The SSR Committee oversees the implementation of our ESG commitments pursuant to our Sustainability Policy, including:

•	Sustainability, including safety and health, environment and climate change, asset integrity, and stakeholder engagement policies, performance, reporting and disclosure.

•	Cenovus’s ESG strategy and progress related to performance and achievement of its ESG targets, within the Committee’s mandate.

•	Critical incidents impacting Cenovus’s assets or operations involving environmental damage or reputational impacts.

•	Remedial or mitigating action taken to manage an identified sustainability risk, including environment (including abandonment and reclamation obligations), health, safety or climate change.

•

Risks related to alignment of the Corporation’s direct and indirect lobbying and public advocacy activities, including political contributions, with its corporate objectives, strategy, targets and ambition.

ESG reporting

We recognize the importance of reporting in an open and accountable manner and have been reporting on our sustainability performance since the early 2000s.

As mentioned on page 19, changes to Canada’s Competition Act in 2024 have impacted our approach to sustainability reporting.

Our 2023 Corporate Social Responsibility (CSR) Report outlines the progress we’ve made towards our Indigenous reconciliation and inclusion & diversity targets, as well as information about our safety performance and approach to governance. This report differs from our previous Environmental, Social and Governance (ESG) reports in that it does not include information regarding Cenovus’s environmental performance and plans. We have made the decision to defer reporting on our environmental activities until we have adequate clarity from the Competition Bureau on how the amendments will be interpreted and applied. However, this does not change our commitment to advancing our environmental work. We stand by the actions we’re taking, the accuracy of our reporting and the information we’ve shared to date about our environmental performance.

Our 2023 CSR Report is available on our website at cenovus.com.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 21

Board and executive diversity

Cenovus recognizes and embraces the benefits of having a diverse Board and management teams. Diverse teams include, and make good use of, varying skills, expertise and industry experience, and benefit from different perspectives gained through lived experience. To ensure we are equipped for the future, we need to have access to top talent – to help achieve this, we focus efforts on creating a workplace where everyone is valued, respected and feels like they belong so they can grow and do their best work.

Current targets and progress – Board and leadership

We report diversity progress in four areas, with all disclosure based on voluntary self-identification:

•	Board diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities (designated groups) among non-management Board members.

•	Executive diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities among executive team members.

•	Women on the Board: Women among non-management Board members.

•	Women in leadership: Women in leadership roles (team lead, coordinator, supervisor or above).

Diversity targets and progress as of March 1, 2025

Area	Target percentage	Target date	Current status	Cumulative progress	Annual progress

Board diversity	40	End of 2025	41.7%	+5.3%	–

Women on the Board	30	End of 2025	33.3%	+6.1%	–

Women in leadership	30	End of 2030	25.4%	+1.4%	-0.5%

Target percentage for Board diversity and women on the Board indicates representation among non-management members of the Board, which excludes Mr. Pourbaix and Mr. McKenzie, and for women in leadership, includes team lead, coordinator, supervisor or above.

Cumulative progress is calculated from the adoption of the current Board diversity aspiration in November 2021, and from year-end 2019 for the leadership diversity target.

Board diversity & Women on the Board. Cenovus’s Board Diversity Policy includes an aspirational target to have at least 40% of non-management directors representing designated groups, including at least 30% representation by women, by year-end 2025. Both targets were achieved and have been maintained since January 2023. Composition of the Board nominees proposed for election at the Meeting satisfies the Board Diversity Policy aspirations.

Women in leadership Between March 1, 2024, and March 1, 2025, we made positive progress towards our overall women in leadership target on a cumulative basis. Although various factors (e.g., natural attrition rates, acquisitions, divestitures, retirement etc.) can impact the overall number of leaders at the company at any given time (regardless of gender), the driving circumstance remains that as an industry we have more men than women in our active and potential workforce, especially in field-based locations where we operate. To help address this imbalance, Cenovus explores various tactics aimed at reducing bias and barriers in hiring and retention. Increasing the diversity of our workforce does not mean reducing our hiring standards or setting quotas. Hiring decisions are based on the skills needed for each role and our hiring and promotion practices are driven by business needs, merit, skill and experience.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 22

Current diversity status as of March 1, 2025

	Women		Indigenous peoples		Visible minorities		Persons with disabilities		Number of members in group	Number of individuals that are members of more than one designated group
	#	%	#	%	#	%	#	%

Board	4	30.7%	0	0.0%	1	7.7%	1	7.7%	13	1

Executives	2	20.0%	0	0.0%	1	10%	0	0.0%	10	0

Diversity calculations for both the Board and executives above include both Mr. Pourbaix and Mr. McKenzie.

Board Diversity Policy

Our written Board Diversity Policy commits us to seeking highly qualified directors and to consider diversity when determining the best composition for the Board. Our diversity criteria include gender, Indigenous identity, disability, ethnicity, age and other distinctions between directors. The Governance Committee monitors the implementation of the Board Diversity Policy and assesses, at least annually, the effectiveness of the Board Diversity Policy at achieving our Board diversity objectives by conducting periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Board Diversity Policy, including gender diversity. The Board members also have the opportunity to evaluate, annually, the effectiveness of the director selection and nomination process through the board evaluation process described on page 30.

Diversity targets for directors

In 2021, the Board revised the existing aspirational target included in the Board Diversity Policy to aspire to have at least 40% of non-management directors representing designated groups, including at least 30% women, by year-end 2025. Composition of the Board nominees proposed for election at the Meeting satisfies our 2025 aspirational targets for Board diversity, based on each directors’ voluntary self-identification.

The Board has not established separate targets for each of the number of visible minorities, persons with disabilities or persons with Indigenous identity on the Board. The Board has determined that, at this time, additional targets would not be the most effective way of ensuring the Board is composed of individuals with diverse attributes and backgrounds, and believes its current make up reflects the principles of diversity set out in the Board Diversity Policy.

Process

While diversity is an important and valuable consideration, all nominations or appointments are made on merit, in the context of the skills, differences, expertise, experience and independence the Board as a whole requires to be effective.

The Board engages in an active renewal process, led by the Governance Committee. An external search firm is generally used to identify candidates. Searches focus on well qualified and diverse candidates who will support the evolving business needs of Cenovus. Read more about our Board renewal process on page 31.

The Governance Committee and the Board must be satisfied that any new director candidates selected are the right candidates for the Board based on the skills, expertise and experience Cenovus needs, including diversity considerations.

Diversity targets for leadership and executives

In December 2021, Cenovus announced a target to increase women in leadership roles (team lead, coordinator, supervisor or above) to 30% by year-end 2030, from a 2019 baseline.

Cenovus has not adopted any formal targets or timelines for representation of Indigenous peoples, persons with disabilities or members of visible minorities among executive officer positions. We conducted a voluntary self-identification survey for

CENOVUS 2025 CIRCULAR	GOVERNANCE | 23

employees in 2022 to establish a baseline for our Canadian and U.S. employee base. We remain focused on providing an inclusive and respectful work environment for everyone and will continue to consider opportunities to enhance the diversity of our workforce.

Process

A key role of our Board is to ensure that our executive team has the varying skills, expertise and industry experience to be effective.

We do not have a formal framework for the representation of designated groups in executive officer appointments, however we are mindful of the importance and value of having a diverse representation of skills, expertise and background, including designated groups, in senior management.

Board of Directors

Succession planning

Effective at the close of the 2024 annual general meeting, Hal Kvisle and Wayne Shaw retired, Stephen Bradley was elected to the Board and became a member of the Audit and SSR Committees, and James Girgulis stepped down as a member of the Governance Committee and joined the SSR Committee. As part of the Board’s leadership succession plan, effective at the conclusion of the 2025 annual general meeting (2025 meeting), Alex Pourbaix will step down as Executive Chair of the Board and continue as non-independent chair of the Board (Chair). Claude Mongeau will continue in his role as Lead Independent Director. Chana Martineau has been nominated to stand for election at the Meeting. Ms. Martineau is the CEO of the Alberta Indigenous Opportunities Corporation (AIOC), and brings over 30 years of financial strategy and management experience to the Board.

Independence

The Board reviews director independence annually. The Board considers, among other things, Canadian and U.S. securities and stock exchange requirements, and also looks at the business, family and other relationships of each director and considers whether there is any material relationship, including relationships which could, in the view of the Board, interfere with the director’s independent judgement. All but two of the directors proposed for nomination will be independent as at the date of the Meeting. Mr. McKenzie is our CEO and Mr. Pourbaix is Executive Chair and, as executives of Cenovus, are not independent.

Mr. Girgulis will be independent effective April 1, 2025. Until March 31, 2025, Mr. Girgulis is considered non-independent pursuant to Canadian securities laws due to his consulting work, which ended March 31, 2022, as Special Advisor to the Executive at Cenovus following the company’s combination with Husky Energy.

The Board reviewed the independence of Mr. Sixt in light of his involvement in the Husky Energy transaction. In 2022, 2023 and 2024, the Board considered, among other things, the amount of time since the transaction, input from Mr. Sixt, and the Canadian and NYSE standards for director independence in finding Mr. Sixt to be independent. The Board’s assessment of Mr. Sixt’s independence was re-confirmed in 2025.

Committees

All Board committees, except for the SSR Committee, are composed entirely of independent directors, and effective April 1, 2025, all Board committees will be composed of entirely independent directors. See page 26 for more information.

Executive Chair, Lead Independent Director and CEO

The roles of Executive Chair and CEO continue to be separate, with Mr. Pourbaix as Executive Chair and Mr. McKenzie as CEO. Mr. Mongeau is our Lead Independent Director and ensures the Board operates independently of management and that delineation of responsibilities of the Board and management are well understood and respected. At the end of the Meeting, Mr. Pourbaix will step down as Executive Chair and continue as Chair. Mr. Mongeau will continue as Lead Independent Director.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 24

Meetings

All Board meetings (regular and special) include a scheduled session with only independent directors. No members of management are present, which facilitates open and candid discussion.

Roles and responsibilities

The Board’s key roles are to:

•	Appoint a competent executive team.

•	Oversee the management of the business.

In support of these roles, the Board employs a system of corporate governance and internal controls to ensure ethical and legal corporate conduct.

The corporate governance system includes:

•	Individual director expectations.

•	Defined mandates for the Board and committees (all available at cenovus.com).

•	Written position guidelines for the CEO, Executive Chair, Lead Independent Director and committee chairs.

The Board also has responsibility for approving communications policies. See page 17 for more information.

Individual director expectations

Cenovus directors are expected to attend all meetings, having reviewed the meeting materials in advance. Our directors must also follow the Code. See page 17 for more details.

Board Mandate and responsibilities

Our complete Board Mandate is included in Schedule B and available at cenovus.com. The key areas of Board responsibility are set out below.

CEO

•   Appoint.

•   Monitor performance against corporate objectives that maximize shareholder value.

•   Ensure a process is in place that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

Strategic plan

•   Approve annually, including key objectives, operating and financial targets, and risk identification, monitoring and mitigation.

•   Receive regular updates on progress.

•   Approve annual operating and capital budgets.

Compensation	• Approve for the CEO and the Executive Chair. • Approve for Directors. • Approve incentive compensation plans and grant agreements.

Risk management

•   Approve Enterprise Risk Management Policy and oversee the enterprise risk management program (read more below under Risk Management).

•   Ensure a system is in place to identify principal risks and that the best practical procedures are in place to monitor and mitigate them.

•   Receive regular reports on risk and risk management from committees and management.

Governance

•   Establish corporate governance systems, policies and practices to ensure the Board functions independently of management.

•   Approve financial statements and other public disclosure.

•   Ensure adequate system of internal control exists.

•   Approve Code and monitor compliance.

•   Clearly define limits on management’s authority.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 25

Risk management

The Board committees have oversight of and report to the Board about risks related to each committee’s mandate. The Board remains responsible for ensuring that a system is in place to identify Cenovus’s principal risks, and that the best practical procedures are in place to monitor and mitigate such risks.

Oversight of cyber security risk lies with the Audit Committee and management reports to the committee quarterly on information security and cyber security matters. Cenovus’s cyber security management program is a risk-centric program ensuring cyber security risks are identified, analyzed and managed throughout their life cycle, and falls under the overarching enterprise risk management program. Cenovus’s information technology management controls (including Sarbanes-Oxley) are annually audited by an external consultant. Our employees, contractors and directors receive annual information security training as part of the cyber security awareness program. Oversight of emerging artificial intelligence (AI) risks lies with the Board and falls under the overarching enterprise risk management program. Management has provided updates on integration of AI at Cenovus to the Audit Committee and to the entire Board during an education session, as mentioned on page 51.

The Governance Committee is responsible for reviewing and recommending to the Board the oversight of principal or emerging risks to each of the Board committees.

The general categories of risks overseen by the Board and each of the committees are set out below. Find details of each committee’s risk oversight in the committee descriptions below.

Board of Directors

• Corporate strategy • Enterprise risk management program • Operating and financial performance

Audit Committee	Governance Committee	HRC Committee	SSR Committee

• Financial reporting • Financial statements and controls • Internal and external auditors	• Board and corporate governance • Director nomination and compensation • Strategic market risk management	• Compensation and benefit programs, including executive compensation • People strategy and I&D	• Safety and health • Sustainability-related matters • Reserves disclosure

Committees

Our committees assist the Board in overseeing our business. The committees allow for a division of the workload, including risk oversight in specific areas, and a concentration of expertise relevant to their work. Detail on our committees, committee members and 2024 director attendance at meetings is on page 48. More details on Board and committee ESG oversight is on page 20.

Audit Committee

Members. Ms. Kinney (Chair), Mr. Bradley, Mr. Marcogliese and Mr. Mongeau.

Member requirements. All members of the Audit Committee are financially literate and independent according to Canadian securities laws. The Board has designated Ms. Kinney and Mr. Mongeau as audit committee financial experts.

Members may not serve on more than two other public company audit committees without Board approval, and none of the committee members do. The Board considers whether the member’s ability to effectively serve the Audit Committee will be impaired by additional commitments.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 26

Primary responsibilities. Oversees and reviews our market risk management framework and management’s identification of significant financial risks or exposures. It meets regularly to review reports from, and discuss significant risk areas with, internal and external auditors.

Primary duties. Oversees and monitors:

•

The effectiveness of our accounting and financial reporting processes, including the integrity of financial statements, the system of internal controls regarding accounting and financial reporting disclosure, and compliance.

•	Our market risk management framework, including supporting guidelines and policies on the management of commodity price, currency (foreign exchange) and interest rate market risk.

•	Management’s identification of, and risk management processes for, principal financial risks.

•	The qualifications, independence and performance of the external auditor and internal audit group.

•	All related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.

The Audit Committee oversees audits of our financial statements. It also provides an avenue for communication among the external auditor, management, the internal audit group and the Board.

Risks overseen. Reviews or oversees and reports to the Board about risks related to:

•	The design and operating effectiveness of our market risk management control framework and the processes to manage such risks.

•	Non-compliance with regulations and policies relating to matters within the Audit Committee’s mandate.

•	All financial filings and public documents, including Cenovus’s and any subsidiary with public securities annual audited financial statements and related documents.

•	All unaudited financial statements and related documents, and other filings and public documents, as to financial information.

•	The evaluation, appointment, compensation, retention and work of the external auditor.

•	Together with management, the appointment, compensation, replacement, reassignment or dismissal of the head of internal audit.

•	The receipt, retention and treatment of complaints received by Cenovus regarding accounting, internal accounting controls or auditing matters.

•	Significant financial risks or exposures, including those related to ESG matters, such as climate change.

•	Cyber security (read more about Risk Management on page 26).

•	Principal or emerging risks assigned to the Audit Committee by the Board, as recommended by the Governance Committee.

Governance Committee

Members. Mr. Mongeau (Chair), Mr. Crothers, Ms. Kwok, Mr. Sixt and Ms. Zygocki.

Member requirements. All members of the Governance Committee are independent according to Canadian securities laws.

Primary responsibilities. Assists and makes recommendations to the Board on corporate governance matters, including issues or principles related to risk governance, allocation of principal and emerging risk oversight, as well as strategic market risk management. Also assists with Board composition and nomination, and director compensation.

Primary duties. Reviews and makes recommendations to the Board on:

•	Corporate governance principles for Cenovus.

•	Appropriate changes and updates to Board and committee mandates.

•	Succession planning for the Board as a whole, including:

○	Assessing the progress on diversity objectives.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 27

○	Reviewing the effectiveness of the Executive Chair.

○	Identifying and recommending individuals qualified to become Board members.

○	Annually recommending nominees for election to the Board at the annual meeting.

•	Overseeing evaluations of the Board, its committees and the directors (see page 30 for more).

•	Compensation and share ownership guidelines for directors (see page 59 for more).

•

The direction and effectiveness of management’s strategic market risk management programs related to commodity price, currency (foreign exchange) and interest rate market risk, and review of the program principles, design and performance.

•	Governance of ESG matters, including allocating oversight of emerging or developing ESG matters to the appropriate Board committee.

The Governance Committee approves the succession planning process for the CEO and also monitors best practices among major Canadian and U.S. companies to ensure Cenovus holds itself to a high standard of corporate governance.

Risks overseen. Reviews, oversees and reports to the Board on risks related to:

•	Corporate governance, including issues related to risk governance.

•	Directors’ compensation.

•	Director nomination proposals.

•	Effectiveness of management’s strategic market risk management programs.

•	Shareholder proposals and engagement.

•	Principal or emerging risks assigned to the Governance Committee by the Board, as recommended by the Governance Committee.

Human Resources and Compensation (HRC) Committee

Members. Ms. Zygocki (Chair), Mr. Casey, Mr. Crothers and Ms. Little.

Please see page 64 for information on their qualifications related to human resources and compensation.

Member requirements. All members of the HRC Committee are independent according to Canadian securities laws.

Primary responsibilities. Makes recommendations to the Board on compensation and human resources matters. The HRC Committee also assists the Board in carrying out its responsibilities as sponsor of Cenovus’s pension plans and non-pension saving and investment plans.

Primary duties. Reviews and makes recommendations to the Board on:

•	Organization-wide people strategy, including culture, engagement and I&D in support of Cenovus’s business strategy.

•	Design of compensation programs and plans.

•	CEO, Executive Chair and employee compensation.

•	Succession planning for senior management, including annually (at a minimum) reviewing with the CEO and Senior Vice-President, People Services:

○	Succession plans, including long-term executive development to ensure leadership sustainability and continuity.

○	The internal talent pool.

○	Retirements, illness, disability and unplanned absences.

•	ESG performance metrics in annual and long-term compensation plans.

•	Information provided by our management pension committees on our pension plans and non-pension savings and investment plans (See page 76 for more details).

The HRC Committee also has the authority to approve executive vice-president compensation and succession planning, performance measures for executive incentive plans, and the Corporation’s compensation philosophy.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 28

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	People strategy, culture, engagement and I&D.

•	Compensation and benefit programs.

•	Annual and long-term incentives.

•	Pension and investment matters.

•	Cenovus’s financial and reputational well-being related to compensation and benefit policies and incentives.

•	Principal or emerging risks allocated to the HRC Committee by the Board as recommended by the Governance Committee.

Safety, Sustainability and Reserves (SSR) Committee

Members. Mr. Marcogliese (Chair), Mr. Bradley, Mr. Casey, Mr. Girgulis, Ms. Kinney and Ms. Little.

Member requirements. Effective April 1, 2025, all members of the SSR Committee will be independent according to Canadian securities laws. See more information on page 24. The Committee maintains independence by ensuring a majority independent committee.

Primary responsibilities. Oversees and monitors our commitments to promoting a culture of safety, integrating the Sustainability Policy into our practices and behaviours, and compliance with our Code. The committee also reviews matters related to our reserves and resources, including public disclosure.

Primary duties. Reviews and reports or makes recommendations to the Board on:

•	Implementation by management of policies and procedures regarding process and occupational safety performance.

•	Integration of the Sustainability Policy, including social, environmental and economic considerations throughout the business.

•	Changes to and compliance with our Code.

•	Cenovus’s procedures regarding the disclosure of oil and gas activities under applicable regulations.

•	Annual selection of the independent qualified reserves evaluators.

•	Approval of expected fees of the independent qualified reserves evaluators.

•	Reserves data disclosure.

•	Disclosure on matters addressed in the Sustainability Policy, including ESG disclosure.

The SSR Committee also stewards our ESG commitments under the Sustainability Policy. See page 21 for more details.

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	Safety performance and programs in place to mitigate safety incidents.

•	Non-compliance with regulations and policies relating to matters within the SSR Committee’s mandate.

•	Alignment of Cenovus’s direct and indirect lobbying and public advocacy activities, including political contributions, with its corporate objectives, strategy, targets and ambition.

•	Reserves governance and resource disclosure data and the procedures relating to the disclosure of such information.

•

Sustainability, including safety and health, environment and climate change, engagement with the public including Indigenous and other communities, and related ethical and reputational impacts and disclosure.

•	Persistent trends and high-risk observations resulting from periodic management system assurance activities.

•	Remedial or mitigating actions taken to manage identified health and safety, environment and climate change, and other sustainability risks, including abandonment and reclamation obligations.

•	Principal or emerging risks allocated to the SSR Committee by the Board as recommended by the Governance Committee.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 29

Position guidelines

The Board has approved general guidelines for the CEO, the Executive Chair, the Lead Independent Director and the committee chairs. Go to cenovus.com for full copies of each of the guidelines.

CEO. The CEO’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus in accordance with the corporate strategy and objectives approved by the Board. The CEO may only take action within the authority limits delegated by the Board.

Executive Chair. The Executive Chair’s main responsibility is to provide overall leadership to the Board. The Chair is responsible for enhancing the effectiveness of the Board, the committees and the individual directors of the Board. An Executive Chair has responsibilities in addition to leading and chairing the Board. Our Executive Chair is:

•	An executive officer and member of our executive leadership team.

•	Paid as an employee of Cenovus.

•	Does not receive director retainers or fees.

•	Has a share ownership requirement of 6x annual base salary.

•	Supports the CEO with developing and executing our corporate strategy.

•	Focuses on external advocacy and represents Cenovus with industry, the community and stakeholders.

Lead Independent Director. The Lead Independent Director’s responsibility is to ensure the Board continues to operate independently of management, provide independent leadership to the Board to enhance the effectiveness of the Board, the committees and the individual directors of the Board, and engage with shareholders and other key stakeholders on behalf of the Board. As Lead Independent Director, Mr. Mongeau is responsible for providing leadership to the Board and, in particular, the independent directors, with clearly delineated and comprehensive duties, including the authority to call Board meetings and/or meetings of the independent Board members, approve meeting materials (including agendas) and be available to engage with shareholders and other key stakeholders on behalf of the Board.

Committee Chairs. The main responsibility of the Chair of any Board committee is to effectively manage the duties of the committee. Each Committee Chair ensures its committee is properly organized, functions effectively and meets its obligations and responsibilities.

Board evaluation and renewal

The Governance Committee is responsible for both Board evaluation and renewal. Board evaluation includes the annual assessment of the effectiveness of the Board, committees and each director. Board renewal activities identify the skills, expertise, experience and diversity required to effectively oversee our business activities.

Board evaluation process

Board evaluations are conducted by an external third-party at least every three years and otherwise annually through an internally managed evaluation. We completed an external Board evaluation in 2023. It included anonymous effectiveness questionnaires, individual interviews, and self and peer evaluations of all directors. A final report was presented to the Board and each individual director was also provided a confidential performance evaluation that was shared with the Lead Independent Director and Executive Chair. The Executive Chair also met individually with each director to discuss the results of the evaluation.

An internally managed Board evaluation was completed in 2024. Each director completed an effectiveness questionnaire and the Executive Chair met with each director to discuss the effectiveness of our Board, Board committees and each director. The results of the evaluation were reported to the Board by the Executive Chair. The Chair of the Governance Committee also meets with the Executive Chair to discuss their effectiveness. The Governance Committee also assesses:

•	The adequacy of information given to directors.

•	Communication between our Board and management.

•	The processes of the Board and Board committees.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 30

The Governance Committee recommends to our Board any changes to enhance the overall effectiveness of the Board and its committees.

Board renewal process

Our Board composition and renewal reviews are a continuous process. The Governance Committee annually reviews each director’s knowledge, skills, experience and meaningful contributions, using the skills and experience matrix set out on page 49. The Governance Committee also identifies retiring Board members.

The Governance Committee and Board identify those gaps in skill, expertise and industry experience that are most important to Cenovus in light of best practices, the Board Mandate, the Board Diversity Policy and our long-term plans. The Governance Committee regularly considers potential director candidates to ensure continuous Board renewal.

Director nominee identification process

The Governance Committee develops criteria for prospective director candidates and identifies, evaluates and recommends nominees to the Board. The Committee receives suggestions for candidates from current directors, the CEO and, when appropriate, search firms, and ensures an objective nomination process.

The Governance Committee reviews skill gaps and diversity when evaluating potential directors and recommends to the Board highly qualified candidates who demonstrate integrity and suitability for overseeing management.

Board Diversity Policy

Cenovus recognizes and embraces the benefits of having a diverse Board that makes good use of various skills, expertise and industry experience.

See page 22 for more information on the diversity of the Board. You can find the full Board Diversity Policy at cenovus.com.

Board renewal mechanisms

Age limit	Tenure limit	Other mechanisms for Board renewal

No	Yes: 12-year term limit	Board Diversity Policy and annual Board evaluation

Term limits

To balance the benefit of experience and the need for renewal and new perspectives, the Board has adopted a Board Term Limit Policy, which established a 12-year term limit for non-executive directors. Under the Board Term Limit Policy, the Board has discretion to recommend that a director’s term be extended or request the resignation of a director before the expiration of the 12-year term. This policy helps ensure that we continue to benefit from new perspectives, ideas and business strategies while maintaining critical understanding of Cenovus and our business on the Board.

Age limits

Cenovus does not have an age limit for directors, recognizing the ability of both younger and older directors to bring insights and perspectives to a diverse Board. Instead, director re-election is based on assessment of their performance and contributions.

Board interlocks

See page 52 for details of the other public company boards our directors serve on and page 54 for how we review interlocks among directors.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 31

Director re-election

The Governance Committee recommends to the Board those directors to be nominated for re-election. Directors who may be re-elected are evaluated in light of skills, diversity and the performance assessments conducted under the Board evaluation process.

Director orientation and education

The Governance Committee implements processes for:

•	Orientation and education of new directors.

•	Continued development of current directors.

Orientation

We orient new directors to the:

•	Roles of the Board, its committees and individual directors.

•	Nature and operation of our business.

The orientation includes:

•	Sessions with senior management.

•	An overview of Cenovus’s business.

•	Overviews of major producing properties and areas of operations.

Each new director is also encouraged to conduct their own due diligence by meeting independently with our Executive Chair, CEO, Lead Independent Director, other directors and members of management.

Education

We provide continuing education opportunities for all directors. These opportunities allow directors to enhance their skills and strengthen their understanding of our business. A chart of the education sessions held during 2024 is on pages 50-51.

Directors also meet with management throughout the year, outside of Board or committee meetings, for informal question and answer discussions.

Directors may attend external education programs, at the expense of Cenovus, to assist in their development. The Executive Chair participates in decisions about directors attending external programs.

CENOVUS 2025 CIRCULAR	GOVERNANCE | 32

The Directors

Board nominee diversity

Tenure

42%
29%
29%
0 – 3 Years
4 – 6 Years
7+ Years

Age range

36%
43%
21%
59 & Under
60 to 69
70+

Gender diversity

36%
64%
Female
Male

Geographic background

50%
29%
21%
Canada
U.S.
International

In this section you will find:

Nominees	Page 34

Committee memberships and overall attendance	Page 48

Skills and experience	Page 49

Continuing education	Page 50

Other public company board memberships	Page 52

Interlocking board memberships	Page 54

Cease trade orders, bankruptcies, penalties or sanctions	Page 55

Director compensation	Page 55

CENOVUS 2025 CIRCULAR	DIRECTORS | 33

Nominees

Stephen E. Bradley – Independent Director
Director since May 2024 Age: 66 Smerillo, Italy	Key skills and experience: • International markets • Government & stakeholder relations • Corporate governance • Operational & resource development • Risk management Board committees: Audit SSR

Experience

•	Director of CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since November 2020.
•	Director of Power Asset Holdings Limited, a publicly traded global energy investment company, since May 2022.
•	Former Director of CNex (Shanghai International Money Broking Co.), a private broking and information services company (November 2020 – July 2024).

Current public company board	Committee memberships	Exchange

CK Asset Holdings Limited	Nomination (Chair) Audit Sustainability	SEHK

Power Asset Holdings Limited		SEHK

Prior directorships

•	Husky Energy from July 2010 to December 2020 (when Husky Energy combined with Cenovus).
•	Swire Properties Limited from 2010 to 2018.

Education

•	Bachelor of Arts, Balliol College, Oxford University.
•	Post Graduate Diploma, Fudan University, Shanghai.
•	ICD.D from the Institute of Corporate Directors.

CENOVUS 2025 CIRCULAR	DIRECTORS | 34

Keith M. Casey – Independent Director
Director since April 2020 Age: 58 San Antonio, Texas, U.S.	Key skills and experience: • Refining • Marketing & transportation • Risk management • Health, safety & environment • Human capital management Board committees: HRC SSR

Experience

•	CEO of Pin Oak Group, LLC, a private midstream company (February 2022 to February 2025).
•	CEO of Tatanka Midstream LLC, a private midstream company (March 2020 to January 2022).
•

Executive roles with Andeavor Corporation (formerly Tesoro Corporation), an integrated petroleum refining, logistics and marketing company (April 2013 to October 2018) including: Executive Vice-President, Commercial and Value Chain, responsible for overseeing the integrated commercial value chain and focused on maximizing its asset base through its midstream, infrastructure and refining assets; Executive Vice-President, Operations; and Senior Vice-President, Strategy and Business Development.

•	Vice-President at BP Products North America Inc. (2006 to 2013).
•	Worked in refining industry since 1998.
•	Leadership roles with Praxair Incorporated and Union Carbide Corp. (before 1998).

Current public company board	Committee memberships	Exchange

None

Prior directorships

•	Andeavor Logistics LP (formerly Tesoro Corporation) publicly traded (April 2014 to April 2015).
•	Numerous private midstream companies.

Education

•	Bachelor of Science in Metallurgical and Materials Engineering, California Polytechnic State University, San Luis Obispo.

CENOVUS 2025 CIRCULAR	DIRECTORS | 35

Michael J. Crothers – Independent Director
Director since November 2023 Age: 62 Calgary, Alberta, Canada	Key skills and experience: • Operational & Resource Development • Refining • Health, Safety & Environment • Risk Management • Inclusion & Diversity Board committees: Governance HRC

Experience

•

Over 37 years of operations, commercial and leadership experience in the upstream, downstream and integrated gas businesses, and previously served as President and Country Chair for Shell Canada Limited (Shell), a public global energy and petrochemical company (December 2015 to May 2021).

•

During his tenure at Shell, he also served as Vice President, Canada Integrated Gas (December 2017 to May 2021); Executive Vice President, Oil Sands (January 2017 to December 2017); Vice President, Unconventionals, North America (January 2015 to March 2017); and Managing Director, Shell Exploration & Production Ireland (November 2011 to January 2015).

•

Mr. Crothers serves as Chair of the board of directors of Northern RNA Inc., a private life sciences company. He also serves as a Director of the United Way of Calgary and Area, and Alberta Regional Board Chair and National Board Director of Nature Conservancy of Canada.

Current public company board	Committee memberships	Exchange

Keyera Corp.	Health, Safety & Environment Governance and Sustainability	TSX

Prior directorships

•	Convrg Innovations Inc., formerly Westgen Technologies, private (August 2022 to May 2024).

Education

•	Bachelor of Science (Chemical Engineering) with distinction, University of Alberta.
•	Professional Engineer, APEGA (retired and non-practising).
•	ICD.D from the Institute of Corporate Directors.

CENOVUS 2025 CIRCULAR	DIRECTORS | 36

James D. Girgulis – Independent Director[1]

Director since November 2023

Age: 68

Luxembourg, Grand-Duchy of Luxembourg

[1] Mr. Girgulis will be independent effective April 1, 2025. Until March 31, 2025, Mr. Girgulis is considered non-independent pursuant to Canadian securities laws due to his consulting work, which ended March 31, 2022, as Special Advisor to the Executive at Cenovus, following the company’s combination with Husky Energy.

Key skills and experience: • Corporate Governance • International markets • Government & Stakeholder Relations • Human Capital Management • Risk Management Board committee: SSR

Experience

•

Managing Director of Hutchison Whampoa Europe Investments S.a. r.l., a private investment company, and Managing Director of CK Hutchison Group Telecom Finance S.A., a public limited company, both since January 2023.

•	Managing Director of CK Hutchison Networks Europe Investments S.a. r.l., a private investment company (April 2022 to January 2023).
•

Senior Vice-President, General Counsel & Secretary of Husky Energy, a public integrated energy company (April 2012 to March 2021). Consulted as Special Advisor to the Executive at Cenovus (April 2021 to March 2022) following Cenovus’s combination with Husky Energy in January 2021.

Current public company board	Committee memberships	Exchange

None

Prior directorships

None

Education

•	Bachelor of Arts, University of Calgary.
•	Bachelor of Laws, University of Alberta.

CENOVUS 2025 CIRCULAR	DIRECTORS | 37

Jane E. Kinney – Independent Director
Director since April 2019 Age: 67 Toronto, Ontario, Canada	Key skills and experience: • Financial, Accounting & Capital Markets • Risk Management • Corporate Governance • Cyber Security • Inclusion & Diversity Board committees: Audit (Chair) SSR

Experience

•	Over 30 years providing advisory services to global financial institutions.
•	Extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.
•

25 years with Deloitte LLP Canada (admitted to the Partnership in 1997) including Vice Chair, Leadership Team (June 2010 to June 2019), Canadian Managing Partner, Quality and Risk (May 2010 to June 2015), Global Chief Risk Officer (June 2010 to May 2012) and Risk and Regulatory Practice Leader (June 1999 to May 2010).

•

Director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company. Vice-Chair of the Perimeter Institute for Theoretical Physics, and Chair of the Patron’s Council of the Alzheimer Society of Toronto.

•	Past lecturer at University of Manitoba, Dalhousie University and Saint Mary’s University.

Current public company board	Committee memberships	Exchange

Intact Financial Corporation	Audit (Chair) Governance and Sustainability	TSX

Prior directorships

•	Toronto Finance International (Board Chair).
•	Women’s College Hospital Foundation.

Education

•	Mathematics, University of Waterloo.
•	Fellow of the Chartered Professional Accountants of Ontario.

Accolades

•	Math Alumni Achievement Medal from the University of Waterloo.
•	Recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014.

CENOVUS 2025 CIRCULAR	DIRECTORS | 38

Eva L. Kwok – Independent Director
Director since January 2021 Age: 82 Vancouver, British Columbia, Canada CEO, Amara Holdings Inc. (private investment holding company)	Key skills and experience: • International markets • Corporate governance • Human capital management • Inclusion & diversity • Risk management Board committee: Governance

Experience

•	Chair, CEO and a director of Amara Holdings Inc., a private investment holding company, since November 2010.
•

Director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company, since June 2002, CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, since September 2004, and CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since May 2022.

•	Director of Li Ka Shing (Canada) Foundation.

Current public company board	Committee memberships	Exchange

CK Infrastructure Holdings Limited	Nomination (Chair)	SEHK

CK Life Sciences Int’l., (Holdings) Inc.	Remuneration (Chair)	SEHK

CK Asset Holdings Limited		SEHK

Prior directorships

•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).

Education

•	Master’s in Science, University of London.
•	Honorary Doctor of Laws, Royal Roads University, British Columbia.

CENOVUS 2025 CIRCULAR	DIRECTORS | 39

Melanie A. Little – Independent Director
Director since January 2023 Age: 55 Alpharetta, Georgia, U.S. President and CEO, Colonial Pipeline Company (private pipeline and terminaling company)	Key skills and experience: • Risk management • Health, safety & environment • Human capital management • Climate & emissions • Corporate governance Board committees: HRC SSR

Experience

•

Served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. (since acquired by ONEOK, Inc.), a public partnership that transports, stores and distributes petroleum products (June 2022 to January 2023).

•

During Ms. Little’s 21-year career with Magellan she held a number of senior management positions, including Senior Vice-President, Operations and Environmental, Health, Safety and Security (July 2017 to May 2022); Vice- President roles in Operations and Crude Oil Commercial (February 2011 to June 2017); Director of Transportation Services for Refined Products and Marine (June 2007 to January 2011); and environmental, health and safety management roles (January 2004 to May 2007).

•

Manager of Environmental Compliance at The Williams Companies Inc., a public energy provider and infrastructure company (June 2001 to December 2003) and while on active duty in the U.S. Army, held project management positions in the areas of environmental remediation and civil construction.

•	Ms. Little is also a Director of the Liquid Energy Pipeline Association, American Petroleum Institute and a National Petroleum Council and Liquid Pipeline Advisory Committee appointee.
•	She was a Director of the International Liquid Terminals Association and The Discovery Lab in 2023.

Current public company board	Committee memberships	Exchange

None

Prior directorships

•	Diversified Energy Company plc.

Education

•	Bachelor of Science in Environmental Engineering, United States Military Academy.
•	Master of Science in Civil Engineering, Georgia Institute of Technology.

CENOVUS 2025 CIRCULAR	DIRECTORS | 40

Richard J. Marcogliese – Independent Director
Director since April 2016 Age: 72 Alamo, California, U.S. Principal, iRefine, LLC, (privately owned petroleum refining consulting company)	Key skills and experience: • Refining • Health, safety & environment • Risk management • Human capital management • Climate & emissions Board committees: Audit SSR (Chair)

Experience

•	Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company (June 2011 to December 2019).
•	Operations Advisor to NTR Partners III LLC, a private investment company (October 2013 to December 2017).
•

Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard (September 2012 to January 2016).

•

More than 40-year career in the U.S. refining industry, including over 25 years with Exxon Mobil Corporation. In 2000, he joined Valero Energy Corporation as a result of Exxon’s acquisition, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. He held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations (October 2001 to November 2005), Executive Vice President, Operations (December 2005 to October 2007) and Executive Vice President and Chief Operating Officer (October 2007 to December 2010) during which time he was responsible for the operation of Valero’s North American refinery system which processed three million barrels of oil per day.

Current public company board	Committee memberships	Exchange

Delek US Holdings, Inc.	Audit Compensation Environmental, Health and Safety (Chair)	NYSE

Prior directorships

• Western States Petroleum Association (past Chair).

Education
• Bachelor of Engineering (Chemical Engineering), New York University School of Engineering and Science.

CENOVUS 2025 CIRCULAR	DIRECTORS | 41

Chana L. Martineau – Independent Director Nominee
Director nominee Age: 55 Edmonton, Alberta, Canada CEO, Alberta Indigenous Opportunities Corporation	Key skills and experience: • Inclusion & diversity • Government & stakeholder relations • Financial, accounting & capital markets • Risk management • Human capital management Board committees: N/A

Experience

•

Chief Executive Officer of the Alberta Indigenous Opportunities Corporation (AIOC), a crown corporation dedicated to supporting Indigenous economic investment in large scale infrastructure through loan guarantees and capacity grant funding, since July 2022, and was a Director of AIOC (November 2021 to July 2022).

•

Senior positions with Canadian Western Bank, including Vice President – Banking (January 2021 to July 2022); COVID-19 Emergency Response Leadership Team member (March 2020 to January 2021); and Vice President – Sales Strategy & Effectiveness (January 2018 to January 2021). On February 3, 2025, Canadian Western Bank was acquired by the National Bank of Canada.

•	13 years at Ernst & Young LLP, in increasingly senior positions.
•	Proud member of Frog Lake First Nation on Treaty 6 territory.

Current public company board	Committee memberships	Exchange

None

Prior directorships

None

Education

•	Bachelor of Arts (Economics), University of Alberta.
•	ICD.D from the Institute of Corporate Directors.

CENOVUS 2025 CIRCULAR	DIRECTORS | 42

Jonathan M. McKenzie – Non-Independent Director
Director since April 2023 Age: 57 Calgary, Alberta, Canada President & Chief Executive Officer since April 2023	Key skills and experience: • Financial, accounting & capital markets • Risk management • Operational & resource development • Inclusion & diversity • Cyber security Board committees: N/A

Experience

•

Served as Executive Vice-President & Chief Operating Officer of Cenovus (January 2021 to April 2023) and prior to that was Executive Vice-President & Chief Financial Officer (May 2018 to January 2021).

•

More than 30 years of finance and operations experience, mostly in the Canadian oil and gas industry. He was an integral part of Cenovus’s strategic combination with Husky Energy. Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Husky Energy (April 2015 to April 2018).

•

Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd. (April 2011 to April 2015), where he was responsible for all supply, trading and commercial aspects of the company including coordinating business development projects involving pipelines, rail and terminal operations. Prior to that, Mr. McKenzie was at Suncor Energy Inc. for 10 years where he held increasingly senior positions in finance and operations, including operating responsibility for the company’s upgrader in Fort McMurray, with his final position being Vice-President and Controller.

•	Serves on the board of directors of Irving Oil Ltd. and is Chair of the board of directors at the Canadian Association of Petroleum Producers (CAPP).

Current public company board	Committee memberships	Exchange

None

Prior directorships

None

Education

•	Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta.
•	Bachelor of Commerce and Bachelor of Arts (Economics), University of Alberta.

As a member of management, Mr. McKenzie complies with the share ownership guidelines for executives. See page 67 for more details on the guidelines.

CENOVUS 2025 CIRCULAR	DIRECTORS | 43

Claude Mongeau – Independent Director
Director since December 2016 Age: 63 Montréal, Québec, Canada Lead Independent Director of the Board since April 2023

Key skills and experience:

•  Financial, accounting & capital markets

•  Marketing & transportation

•  Corporate governance

•  Government & stakeholder relations

•  Health, safety & environment

Board committees:

Audit

Governance (Chair)

Experience

•

President and Chief Executive Officer of Canadian National Railway Company (CN) (January 2010 to June 2016) and prior to that was Executive Vice-President and Chief Financial Officer (October 2000 to December 2009), Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development (1994 to 2000).

•	Manager, Business Development for Imasco Inc. (1993 to 1994).
•	Partner with Groupe Secor Inc., a management consulting firm providing strategic advice to large Canadian corporations (1989 to 1993).
•	Consultant at Bain & Company (1988 to 1989).

Current public company board	Committee memberships	Exchange

Norfolk Southern Corporation (Board Chair)	Executive Committee (Chair)	NYSE

The Toronto-Dominion Bank (TD)[1]	Human Resources and Compensation Committee (Chair)	TSX, NYSE

Prior directorships

•	TELUS Corporation (May 2017 to August 2019).
•	CN (October 2009 to July 2016).
•	SNC-Lavalin Group Inc. (August 2003 to May 2015).
•	Nortel Networks Corporation and Nortel Networks Limited (June 2006 to August 2009).

Education

•	Master’s in Business Administration, McGill University.
•	Honorary doctorates from Saint Mary’s University and University of Windsor.

Accolades

•	Named one of Canada’s Top 40 under 40 in 1997, and selected as Canada’s CFO of the Year in 2005.

[1]	Mr. Mongeau has elected not to seek an extension to his initial 10-year term under TD’s Corporate Governance Guidelines, and will retire from TD’s board at its 2025 annual meeting on April 10, 2025.

CENOVUS 2025 CIRCULAR	DIRECTORS | 44

Alexander J. Pourbaix – Non-Independent Director
Director since November 2017 Age: 59 Calgary, Alberta, Canada Executive Chair of the Board since April 2023	Key skills and experience: • Government & stakeholder relations • Climate & emissions • Risk management • Corporate governance • Financial, accounting & capital markets Board committees: N/A

Experience

•	President & Chief Executive Officer of Cenovus (November 2017 to April 2023).
•

27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer (October 2015 to April 2017) during which time he was responsible for commercial activity and overseeing major energy infrastructure projects and operations.

•

Held increasingly senior positions with TC Energy including Executive Vice-President and President, Development (March 2014 to September 2015) when he was responsible for leadership and execution of all growth initiatives, President, Energy & Oil Pipelines (July 2010 to February 2014), and President, Energy (July 2006 to June 2010).

•	During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations.
•	Past Chair of CAPP.

Current public company board	Committee memberships	Exchange

Canadian Utilities Limited		TSX

NRG Energy, Inc.	Audit Compensation	NYSE

Prior directorships

•	Trican Well Service Ltd. (May 2012 to December 31, 2019).

Education
•	Bachelor of Law and Bachelor of Arts, University of Alberta.

Accolades

•	Queen’s Platinum Jubilee Medal in recognition of contributions made to Alberta.
•	Canadian Business Leader Lifetime Achievement Award, Canadian Chamber of Commerce.

As a member of management, Mr. Pourbaix complies with the share ownership guidelines for executives. See page 67 for more details on the guidelines.

CENOVUS 2025 CIRCULAR	DIRECTORS | 45

Frank J. Sixt – Independent Director
Director since January 2021 Age: 73 Hong Kong Executive Director, Group Co-Managing Director and Group Finance Director, CK Hutchison Holdings Limited	Key Skills and Experience: • Financial, accounting & capital markets • International markets • Risk management • Government & stakeholder relations • Corporate governance Board Committee: Governance

Experience

•

Executive Director, Group Co-Managing Director and Group Finance Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company.

•	Director of Li Ka Shing (Canada) Foundation and Li Ka Shing Foundation Limited.

Current public company board	Committee memberships	Exchange

CK Hutchison Holdings Limited (Executive Director, Group Co-Managing Director and Group Finance Director)	Sustainability (Chair)	SEHK

CK Infrastructure Holdings Limited (Executive Director)		SEHK

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments Limited and HK Electric Investments Limited (Alternate Director)		SEHK

Hutchison Telecommunications (Australia) Limited (Non-Executive Chair)	Governance, Nomination & Compensation (Chair)	ASX

TOM Group Limited (Non-Executive Chair)	Nomination Remuneration	SEHK

TPG Telecom Limited (Non-Executive Chair)	Remuneration & Governance Nomination Audit and Risk	ASX

Prior directorships

•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).
•	PT Indosat Tbk (January 2022 to September 2023)

Education

•	Master’s in Arts, McGill University.
•	Bachelor’s in Civil Law, Université de Montréal.
•	Member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

See pages 24 and 52 to 54 for more information on Mr. Sixt’s status as an independent director, and other and public company board memberships.

CENOVUS 2025 CIRCULAR	DIRECTORS | 46

Rhonda I. Zygocki – Independent Director
Director since April 2016 Age: 67 Friday Harbor, Washington, U.S.

Key Skills and Experience:

•  Health, safety & environment

•  Government & stakeholder relations

•  Operational & resource development

•  International markets

•  Climate & emissions

Board Committees:

HRC (Chair)

Governance

Experience

•

34 years with Chevron Corporation including as Executive Vice President, Policy and Planning (March 2011 until retirement in February 2015). In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors.

•

Held a number of senior management and executive leadership positions at Chevron in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs (May 2007 to March 2011) and Vice President, Health, Environment and Safety (April 2003 to May 2007).

•

During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

Current public company board	Committee memberships	Exchange

None

Prior directorships

•	Woodrow Wilson International Center of Scholars Canada Institute (advisory board member).
•	International Association of Oil and Gas Producers (past Management Committee Chair).

Education

•	Bachelor’s in Civil Engineering, Memorial University of Newfoundland.

Accolades

•	Named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas (2014).
•	Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development (2015).

CENOVUS 2025 CIRCULAR	DIRECTORS | 47

Committee memberships and overall attendance

2024 Committee membership and attendance

The Governance Committee and Board consider and confirm Board committee memberships, and committee Chairs, as needed and at least after every annual shareholder meeting.

Director	Board	Audit	Governance	HRC	SSR	Total attendance

Bradley	4/4	3/3			3/3	10/10 (100%)

Casey	7/7			5/5	5/5	17/17 (100%)

Crothers	7/7		5/5	5/5		17/17 (100%)

Girgulis	7/7		2/2		3/3	12/12 (100%)

Kinney	7/7	5/5			4/5	16/17 (94%)

Kvisle	2/3		1/2	1/2		4/7 (57%)

Kwok	7/7		5/5			12/12 (100%)

Little	7/7			5/5	5/5	17/17 (100%)

Marcogliese	7/7	5/5			5/5	17/17 (100%)

McKenzie (CEO)	7/7					7/7 (100%)

Mongeau (Lead Independent Director)	7/7	5/5	5/5			17/17 (100%)

Pourbaix (Executive Chair)	7/7					7/7 (100%)

Shaw	2/3	1/2			1/2	4/7 (57%)

Sixt	6/7		5/5			11/12 (92%)

Zygocki	7/7		5/5	5/5		17/17 (100%)

2024 Meetings	91/94 (97%)	19/20 (95%)	28/29 (97%)	21/22 (95%)	26/28 (93%)	185/193 (96%)

Total attendance does not include ex officio attendance.

Mr. Bradley was elected to the Board and appointed to the Audit and SSR Committees effective May 1, 2024.

Mr. Girgulis stepped down as a member of the Governance Committee and was appointed to the SSR Committee, each effective May 1, 2024.

Mr. Kvisle and Mr. Shaw both retired from the Board effective May 1, 2024.

Mr. McKenzie, as a member of management, is not a member of any standing committee of the Board.

Mr. Pourbaix, as Executive Chair, is not a member of any standing committee of the Board.

CENOVUS 2025 CIRCULAR	DIRECTORS | 48

Skills and experience

The table below indicates each director nominee’s level of self-assessed experience or expertise, including board oversight experience, in the areas most important to our Board.

Director skill: ✓
Level of experience or expertise:	• Advanced	• General	• Limited	None

Skills and experience

Senior level oil & gas industry Senior leadership experience at a public oil and gas company.	✓	✓	✓	✓		✓	✓	✓		✓		✓	✓	✓

Executive officer Experience at a major public or private company.		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Strategic planning & execution Experience developing, evaluating and implementing a corporate strategic plan.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Operational & resource development Experience overseeing oil and gas operations and/or reserves evaluation.	•	•	•	•		•	•	•		•	•	•	•	•

Refining Experience overseeing refining and processing of crude oil assets.	•	•	•	•		•	•	•		•	•	•		•

Marketing & transportation Experience overseeing marketing and/or transportation of crude oil.	•	•	•	•		•	•	•		•	•	•

Financial, accounting & capital markets Experience overseeing treasury, accounting, audit, financing and/or M&A activities.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

International markets Experience overseeing entities operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments.	•	•	•	•	•	•	•	•		•	•	•	•	•

Risk management Experience overseeing the identification and management of principal risks and procedures for monitoring and mitigating those risks.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Human capital management Experience overseeing compensation philosophy and program design, succession planning, pension and investment plans, labour practices, employee engagement, and organization and talent management.

	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Government & stakeholder relations Experience overseeing public policy and government and stakeholder relations.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Corporate governance Experience overseeing corporate and board governance, including legal and regulatory requirements and best practices.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Health, safety & environment Experience overseeing health, safety and environmental matters and the identifying, evaluating and mitigating impacts.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Cyber security Experience overseeing enterprise-wide cyber security strategy and the design and implementation of programs to identify, manage and evaluate related risk.	•	•	•	•	•	•	•	•	•	•		•	•	•

Inclusion & diversity Experience overseeing initiatives and programs to foster I&D and establishing and/or monitoring performance against targets.	•	•	•	•	•	•	•	•	•	•	•	•	•	•

Climate & emissions Experience overseeing air quality and climate change impacts (including GHG emissions) and establishing and/or monitoring performance against targets.	•	•	•	•	•	•	•	•		•	•	•	•	•

CENOVUS 2025 CIRCULAR	DIRECTORS | 49

As of March 12, 2025, our Board committees are composed of members who have disclosed skills in relevant areas, as shown below.

Committee	Relevant areas of expertise	Skilled and experienced members

Audit	Financial, accounting and capital markets Risk management Cyber security	4 of 4 (100%) 4 of 4 (100%) 3 of 4 (75%)

Governance	Corporate governance Government & stakeholder relations Risk management	7 of 7 (100%) 7 of 7 (100%) 7 of 7 (100%)

HRC	Human capital management Inclusion & diversity	5 of 5 (100%) 5 of 5 (100%)

SSR	Health, safety & environment Government & stakeholder relations Climate & emissions	5 of 5 (100%) 5 of 5 (100%) 5 of 5 (100%)

Continuing education

Director sessions in 2024

The sessions were recorded and made available for all directors to view. Director viewings of recorded sessions is not reflected in the list of attendees.

Date	Session/tour	Presented by	Details	Attendees

February 5, 2024	Cenovus Edson Tour	Cenovus management presented materials prepared by Cenovus’s Natural Gas & Technical Services team.	Corser gas plant and well pad tour.	Crothers

February 13, 2024	Cyber Security Education Session	Cenovus management presented materials prepared by Cenovus’s Information Technology team.	Overview of considerations to manage cyber security risk, including reducing cyber risk and monitoring and measuring performance.	Casey, Girgulis, Kvisle, Kwok, Little, Marcogliese, Mongeau, Zygocki

March 27, 2024	Cenovus Foster Creek Tour	Upstream – Thermal & Atlantic Offshore	Tour of Foster Creek project site.	Crothers, McKenzie

March 28, 2024	Cenovus Christina Lake Tour	Upstream – Thermal & Atlantic Offshore	Tour of Christina Lake project site.	Crothers, McKenzie

April 29, 2024	ESG Market Sentiment Overview Education Session	An independent advisory firm.	Evolution in ESG.	Casey, Crothers, Girgulis, Kinney, Kwok, Little, Marcogliese, McKenzie, Mongeau, Pourbaix, Shaw, Sixt, Zygocki; and Bradley attended as a guest

CENOVUS 2025 CIRCULAR	DIRECTORS | 50

Date	Session/tour	Presented by	Details	Attendees

May 1, 2024	Cenovus Rainbow Lake Tour	Conventional Operations	Helicopter and plant tour of Rainbow Lake assets.	Casey, Crothers, McKenzie

July 27, 2024	Annual SSR Committee Tour - Atlantic Canada Assets	Cenovus management hosted tour.	Tour of Atlantic Canada assets.	Bradley, Casey, Crothers, Kinney, Little, Marcogliese

July 30, 2024	Market Risk Management Education Session	Cenovus management presented materials prepared by Cenovus’s Commercial Team.	Overview of commodity price exposures in Cenovus’s upstream, midstream, and downstream business segments and associated risk management.	Bradley, Casey, Crothers, Girgulis, Little, Marcogliese, Pourbaix

July 30, 2024	Downstream Profitability – Downstream Strategy and External Stewardship Education Session	Cenovus management presented materials prepared by Downstream team.	Overview of Cenovus’s strategy, how Cenovus views and manages the business overall, external sentiment and competitive positioning.	Bradley, Casey, Crothers, Kinney, Little, Marcogliese, McKenzie, Mongeau, Pourbaix, Zygocki

October 1-2, 2024	Downstream Leadership Education Session	Cenovus management	Review of Cenovus’s downstream business plans.	Casey, McKenzie

October 30, 2024	Asia Pacific Management Education Session	Cenovus personnel from the Asia Pacific region.	Regional overview, including China and Indonesian businesses.	Bradley, Casey, Crothers, Girgulis, Kinney, Kwok, Little, McKenzie, Pourbaix, Sixt, Zygocki

November 19-20, 2024	Innovation and Subsurface Innovation Summit	Various Cenovus personnel.	Employee-led summit providing a platform to celebrate innovations and an opportunity for sharing knowledge, networking and collaboration across the value chain.	Casey, Crothers, McKenzie

November 21, 2024	Subsurface Technical Forum	Various Cenovus personnel	An event to facilitate networking and knowledge sharing for all subsurface staff across the company’s portfolio.	Casey, Crothers

CENOVUS 2025 CIRCULAR	DIRECTORS | 51

Date	Session/tour	Presented by	Details	Attendees

December 10, 2024	Technology Update Education Session	Cenovus management presented materials prepared by Technology, Natural Gas & Technical Services and Corporate & Operations Services teams.	Review of artificial intelligence (AI) governance and developments, focused on education of risks, governance approach, and opportunities and successes with AI at Cenovus; and overview of select information from Innovation Summit and Subsurface Technical Forum.	Bradley, Casey, Crothers, Girgulis, Kinney, Kwok, Little, Marcogliese, McKenzie, Mongeau, Pourbaix, Zygocki

Messrs. Kvisle and Shaw retired from the Board effective May 1, 2024.

Other public company board and committee memberships

Director Commitment Policy

Cenovus’ Director Commitment Policy formalizes its commitment to ensuring that all members of the Board are able to devote sufficient time and energy to effectively carry out their duties. The Governance Committee annually assesses each director’s other public company board commitments with reference to the policy, and reports any exercise of its discretion to the Board. The policy is summarized below, and a copy is available at cenovus.com.

The policy principles include:

•

Directors who are CEOs or other senior executive officers of a public company may hold a maximum of one public company board membership in addition to membership on the board of the company at which the individual is CEO or other senior executive officer.

•	Directors who are executive chairs of a public company board may hold a maximum of two public company board memberships in addition to the board on which they are executive chair.

•	Other directors may hold a maximum of five public company board memberships total.

Where a candidate or existing director exceeds, or would exceed, the policy principles, the Governance Committee will assess whether the individual will, or continue to, be able to effectively carry out their duties and responsibilities to Cenovus and if so, where appropriate, use its discretion to approve an exception to the policy based on relevant considerations outlined in the policy and report the determination to the Board.

In addition, our Audit Committee Mandate states that committee members may not serve on the audit committee of more than two other public companies, unless our Board is satisfied that the additional memberships will not impair the ability of the director to effectively serve on our Audit Committee.

CENOVUS 2025 CIRCULAR	DIRECTORS | 52

Other public company board memberships

See below for details of each Director’s other public company board memberships and the Governance Committee’s assessment of these commitments.

Director nominee	Public company	Exchange(s)

Bradley	CK Asset Holdings Limited Power Asset Holdings Limited	SEHK SEHK

Casey	None

Crothers	Keyera Corp.	TSX

Girgulis	None

Kinney	Intact Financial Corporation	TSX

Kwok	CK Asset Holdings Limited CK Life Sciences Int’l (Holdings) Inc. CK Infrastructure Holdings Limited	SEHK SEHK SEHK

Little	None

Marcogliese	Delek US Holdings, Inc.	NYSE

Martineau	None

McKenzie	None

Mongeau	Norfolk Southern Corporation The Toronto-Dominion Bank	NYSE TSX / NYSE

Pourbaix	Canadian Utilities Limited NRG Energy, Inc.	TSX NYSE

Sixt	CK Hutchison Holdings Limited CK Infrastructure Holdings Limited Hutchison Telecommunications (Australia) Limited HK Electric Investments Limited TOM Group Limited TPG Telecom Limited	SEHK SEHK ASX SEHK SEHK ASX

Zygocki	None

Director Commitment Policy compliance assessment

Except as noted below, each Director is in compliance with the Audit Committee Mandate and principles set out in the Director Commitment Policy.

Mr. Sixt exceeds the number of public board memberships set out in the Director Commitment Policy. As Co-Managing Director and Group Finance Director of CK Hutchison Holdings Limited (CK Hutchison), a multinational conglomerate with diverse businesses in about 50 countries/markets (CKHH Group), he has oversight of, and is a director of, the public companies listed in the table above, all of which are either subsidiaries or associated companies of CK Hutchison (as disclosed in CK Hutchison’s 2023 annual report). In his employment with CK Hutchison, Mr. Sixt holds board positions in which he helps the CKHH Group businesses ensure that funding requirements are met and monitors the operating and financial performance of its businesses against plans and budgets. Due to the connected nature of entities in the CKHH Group, his board roles require less of a time commitment than directorships held on boards of unconnected companies.

As summarized in the table below, CK Hutchison indirectly holds an over 20% interest in each public company of which Mr. Sixt is a director, as described in each entity’s most recent annual report:

CENOVUS 2025 CIRCULAR	DIRECTORS | 53

Other public company boards	Principal activities	CKHH Group interest

CK Hutchison	Multinational conglomerate	Ultimate parent company

CK Infrastructure Holdings Limited	Holding company	Indirect Subsidiary	Over 50% interest
Hutchison Telecommunications (Australia) Limited (HTAL)(1)	Holding company	Indirect Subsidiary

HK Electric Investments Limited(2)	Investment holding and trust administration	Associate	Less than 50% interest
TPG Telecom Limited(3)	Telecommunications services	Associate
TOM Group Limited	Technology and media	Associate

(1)	No remuneration paid.
(2)	33.37% equity interest held indirectly by Power Assets Holdings Limited, which is 27% owned by the CKHH Group. Mr. Sixt is an alternate director only. No remuneration paid.
(3)	Mr. Sixt elects to have his fees paid to nominating shareholder.

Mr. Sixt, as a former member of the Husky Energy board of directors and as a member of the Board starting in 2021, has historically and consistently demonstrated strong commitment and the ability to devote sufficient time and energy to effectively carry out his duties and responsibilities as a director. In 2024, Mr. Sixt’s Board and committee meeting attendance was 92%. In addition, in 2023 Mr. Sixt’s aggregate board and committee meeting attendance at his other public company boards was 93%.

Mr. Sixt’s years of experience serving on Husky Energy’s board prior to its combination with Cenovus in 2021 gives him a unique and strong understanding of the legacy Husky Energy business, as well as its assets and key markets which were new to Cenovus, including offshore assets in Asia Pacific and Atlantic Canada, and midstream and downstream assets in Canada and the U.S. Mr. Sixt’s external directorships and multinational experience has given him extensive knowledge and experience, which makes him a valuable member of the Board, all of which contribute to the success of Cenovus’s business and creation of long-term value for shareholders.

Based on an assessment of factors outlined in the Director Commitment Policy, including the benefits of Mr. Sixt’s experience set out above, the Governance Committee approved an exception to the policy in respect of Mr. Sixt.

Certain directors, while in compliance with the Director Commitment Policy, may, from time to time, hold external board positions in excess of certain institutional investor’s voting policies. Mr. Pourbaix holds two external board positions in addition to his Executive Chair role with Cenovus, and the Governance Committee has reconfirmed that Mr. Pourbaix’s prior experience as CEO of Cenovus is of significant value and provides the Board, among other things, direct access to Mr. Pourbaix’s knowledge of our corporate, strategic and operational background and development, advanced management expertise and understanding of Cenovus’s business.

The Board is confident Mr. Pourbaix is devoting, and will continue to devote, sufficient time and energy to effectively carry out his duties to Cenovus, as well as his external commitments. In 2024, Mr. Pourbaix’s meeting attendance demonstrated his ability to commit sufficient time to the Board, participating in 100% of Board meetings. In addition, Mr. Pourbaix has actively supported management’s execution of the company’s strategy, focusing on external matters relevant to Cenovus and the industry, including advancement of policy that supports a competitive Canadian energy sector and ongoing leadership with the Pathways Alliance, in the manner, and with the time commitment, expected by the Board.

Interlocking board memberships

Our Board considers it good governance to avoid interlocking relationships (where directors serve together on the same outside boards or committees), if possible. The Board examines each situation on its own merits, looking at any material relationships that may affect independence. The only public company interlocks are set out below:

Company	Bradley	Kwok	Sixt	Committee interlocks

CK Asset Holdings Limited	•	•		None

CK Infrastructure Holdings Limited		•	•	None

CENOVUS 2025 CIRCULAR	DIRECTORS | 54

The Board has determined that these interlocking memberships do not impair the ability of Mr. Bradley, Ms. Kwok or Mr. Sixt to exercise independent judgment as members of the Board.

Cease trade orders, bankruptcies, penalties or sanctions

To our knowledge, none of our directors have been subject to a cease trade order (now or within the last 10 years), a bankruptcy (now or within the last 10 years), or penalties or sanctions (ever), as detailed below.

Area	Response

Cease trade orders – Now or within the past 10 years, has any director been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in good effect for a period of more than 30 consecutive days) while the person acted as a director, CEO or CFO in that capacity or because of an event that occurred while the person acted in that capacity?	No

Bankruptcy – Now or within the past 10 years, has any director been a director or executive officer of any company that was or became bankrupt, had bankruptcy or insolvency proceedings started against it, had an arrangement with creditors or had a receiver appointed to hold its assets while the person acted in that capacity or within one year of the person ceasing to act in that capacity?	No

Personal bankruptcy – Now or within the past 10 years, has any director become bankrupt, had bankruptcy or insolvency proceedings started against them, had an arrangement with creditors or had a receiver appointed to hold their assets?	No

Penalties and sanctions – Has any director been subject to any penalties or sanctions imposed by a court or securities regulatory authority or entered into a settlement agreement with a securities regulatory authority or had other sanctions or penalties a shareholder may consider important when voting for a director?	No

Director compensation

Philosophy

Our compensation for non-employee directors is designed to serve three purposes:

•	Attract individuals with the qualities, expertise and industry experience needed to be effective stewards.

•	Reflect the time commitment and responsibilities assumed when serving on our Board and its committees.

•	Align our directors’ interests with those of our shareholders.

Governance

The Governance Committee reviews and makes recommendations to the Board about compensation and share ownership guidelines for non-employee directors.

The Governance Committee engages an independent consultant to benchmark director compensation using the same peer group we use for executive compensation (see page 69 for more details). The consultant also provides information on board compensation governance and best practice trends.

The Governance Committee makes director compensation recommendations to the Board considering the:

•	Advice, peer data and recommendations of the consultant.

•	Recommendations and materials provided by management.

The Governance Committee has full discretion over the director compensation recommendations it makes to the Board.

CENOVUS 2025 CIRCULAR	DIRECTORS | 55

Overview

We have a flat fee structure for director compensation. The structure eliminates meeting fees and uses a fixed grant date value for deferred share units (DSUs) awarded to directors. Our flat fee program:

•	Reduces variability of directors’ fees.

•	Promotes efficiency, objectivity and independence of directors as stewards of Cenovus.

•	Reduces administrative costs and complexity.

•	Reflects the time commitment of directors.

•	Aligns director compensation with shareholder interests.

The CEO and the Executive Chair do not receive director compensation. See page 82 for details of Mr. McKenzie’s compensation and page 83 for Mr. Pourbaix’s compensation.

2024 changes to director compensation structure

Director compensation was reviewed in 2024 and based on recommendations from WTW, updates to increase compensation to remain competitive with peers were approved effective January 1, 2025.

2024 director compensation structure

Role	Fees ($)

Non-Executive Board Chair
Annual retainer	195,000
Annual DSU award	285,000

Lead Independent Director
Annual retainer	135,000
Annual DSU award	150,000

Other non-employee directors
Annual retainer	90,000
Annual DSU award	150,000

Annual committee chair retainers (paid in addition to retainers and awards above)
Audit	30,000
Governance	20,000
HRC	25,000
SSR and any other committee not listed	20,000

Committee members (excluding respective committee chair)
Annual committee member retainer	10,000

All non-employee directors (as applicable)
Travel fee (per instance)	1,500
International travel fee (per instance)	3,000

Annual retainers are pro-rated for periods of partial service.

The travel fee is paid when a director travels to a Board or committee meeting location which is:

•	Outside of the province or state of their normal residence.

•	Outside the country of their normal residence, if they are not resident in Canada or the U.S.

CENOVUS 2025 CIRCULAR	DIRECTORS | 56

Director DSU Plan

Each non-employee director receives an annual grant under our Director DSU Plan. DSUs are ownership interests that have the same economic value as common shares. DSUs are not voting securities.

DSUs vest immediately and accrue dividend equivalents when dividends are paid on common shares.

New directors receive an initial grant of DSUs upon joining the Board. Directors may also elect to receive any or all of their remuneration in the form of DSUs.

DSUs may only be redeemed after a director’s term ends. DSUs must be redeemed by December 15 of the year after the director leaves the Board.

When redeemed, the current value of DSUs is paid to the director in cash, less any taxes or withholdings. The current value is the number of DSUs in the director’s account on the day they are redeemed multiplied by the market value.

The market value of DSUs is the average trading price (volume weighted) of a Cenovus common share on the TSX over the five trading days immediately before a grant or redemption.

Special rules apply to directors who are U.S. taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable.

Director compensation table

Compensation to non-employee directors for the year ended December 31, 2024, is set out below.

Director	Fees earned ($)	Share-based awards ($)	Total ($)

Bradley	79,434	150,000	229,434

Casey	117,500	150,000	267,500

Crothers	111,500	150,000	261,500

Girgulis	112,000	150,000	262,000

Kinney	137,500	150,000	287,500

Kvisle	36,868	150,000	186,868

Kwok	103,000	150,000	253,000

Little	117,500	150,000	267,500

Marcogliese	124,500	150,000	274,500

Mongeau (Lead Independent Director)	171,000	150,000	321,000

Shaw	38,368	150,000	188,368

Sixt	103,000	150,000	253,000

Zygocki	125,000	150,000	275,000

Total	1,377,170	1,950,000	3,327,170

Mr. Bradley was appointed to, and Messrs. Kvisle and Shaw retired from, the Board effective May 1, 2024, and their fees are prorated to that date.

Mr. McKenzie, our President and CEO, and Mr. Pourbaix, our Executive Chair, did not receive director compensation. See page 82 for details of Mr. McKenzie’s compensation and page 83 for Mr. Pourbaix’s compensation.

CENOVUS 2025 CIRCULAR	DIRECTORS | 57

Fees earned include travel fees.

Share-based awards. On January 1, 2024, non-employee directors received a grant value in DSUs of $150,000 converted to DSUs using the volume-weighted average price of the common shares on the TSX on the last five trading days prior to the January 1 grant date being: $22.1550. On May 9, 2024, Mr. Bradley received a grant value in DSUs of $150,000 converted to DSUs using the volume-weighted average price of the common shares on the TSX on the last five trading days prior to the May 9 grant date being: $28.3412.

Director retainer DSU elections

In 2024, most of our directors elected to receive all or a portion of their total compensation in the form of DSUs. By doing so, directors voluntarily enhance their alignment with the interests of our shareholders.

2025 director retainer DSU elections

Detailed 2024 director fees

Director	Board retainer	Committee Chair retainer	Committee member retainer	Travel fees	Total fees earned	Fees taken in DSUs		Fees taken in cash
	($)	($)	($)	($)	($)	($)	(%)	($)	(%)

Bradley	60,082	—	13,352	6,000	79,434	—	0	79,434	100

Casey	90,000	—	20,000	7,500	117,500	117,500	100	—	0

Crothers	90,000	—	20,000	1,500	111,500	111,500	100	—	0

Girgulis	90,000	—	10,000	12,000	112,000	—	0	112,000	100

Kinney	90,000	30,000	10,000	7,500	137,500	34,375	25	103,125	75

Kvisle	30,165	—	6,703	—	36,868	36,868	100	—	0

Kwok	90,000	—	10,000	3,000	103,000	—	0	103,000	100

Little	90,000	—	20,000	7,500	117,500	117,500	100	—	0

Marcogliese	90,000	20,000	10,000	4,500	124,500	124,500	100	—	0

Mongeau	135,000	20,000	10,000	6,000	171,000	171,000	100	—	0

Shaw	30,165	—	6,703	1,500	38,368	—	0	38,368	100

Sixt	90,000	—	10,000	3,000	103,000	103,000	100	—	0

Zygocki	90,000	25,000	10,000	—	125,000	125,000	100	—	0

TOTAL	1,065,412	95,000	156,758	60,000	1,377,170	941,243	63	435,927	37

Mr. Bradley was elected to, and Messrs. Kvisle and Shaw retired from, the Board effective May 1, 2024.

Total fees earned excludes the value of the annual DSU award.

CENOVUS 2025 CIRCULAR	DIRECTORS | 58

Outstanding Director awards

All our share-based awards for directors are in the form of DSUs, which vest immediately. Cenovus does not grant stock options to non-employee directors.

Director	Total DSUs awarded/accrued during 2024 (#)	Value of DSUs awarded/accrued during 2024 ($)	Total value of DSUs held as at December 31, 2024 ($)

Bradley	5,443	118,602.97	118,602.97

Casey	14,340	312,468.60	1,838,596.62

Crothers	11,919	259,715.01	391,086.92

Girgulis	7,204	156,975.16	288,347.07

Kinney	11,387	248,122.73	2,135,245.68

Kvisle	12,256	267,058.24	2,738,915.84

Kwok	8,430	183,689.70	1,103,532.76

Little	12,295	267,908.05	478,246.92

Marcogliese	17,328	377,577.12	3,642,329.24

Mongeau	19,393	422,573.47	3,751,126.71

Shaw	7,777	169,460.83	453,253.79

Sixt	12,895	280,982.05	1,283,714.27

Zygocki	17,388	378,884.52	3,666,646.88

Total	158,055	3,444,018.45	21,889,645.67

The table above includes:

•	DSUs awarded as an initial grant.

•	DSUs awarded when a director elected to take some or all of their retainers in DSUs.

•	Any dividend equivalents credited, in the form of DSUs, consistent with common share dividends declared in 2024.

The value of DSUs was determined by multiplying the number of DSUs by the closing price of the common shares on the TSX on December 31, 2024 of $21.79.

DSUs vest immediately when they are credited to the director’s account but may be redeemed only upon the departure of the director from Cenovus by resignation, termination or retirement.

Fractional units were excluded from the table.

Mr. Bradley was elected to, and Messrs. Kvisle and Shaw retired from, the Board effective May 1, 2024.

Director share ownership guidelines

To align their interests with shareholders, directors who are not employees must hold at least three times the value of their annual compensation in common shares. DSUs count as common shares for this purpose. Management directors are subject to executive share ownership guidelines, see page 67.

New directors must reach the guideline within five years of joining the Board.

To address fluctuations in share price that could cause a director to go below the guideline amount, a director may restore any shortfall by December 31 of the following year.

CENOVUS 2025 CIRCULAR	DIRECTORS | 59

Director share ownership status on March 12, 2025

	At-risk investment – beneficial Shareholdings			Multiple of 2024 compensation	Ownership guideline ($)	Status
Director	Common shares ($)	DSUs ($)	Total ($)

Bradley	0.00	282,580.14	282,580.14	1.2	688,303.00	In compliance

Casey	380,285.88	1,783,923.84	2,164,209.72	8.1	802,500.00	In compliance

Crothers	95,100.00	520,406.22	615,506.22	2.4	784,500.00	In compliance

Girgulis	237,750.00	430,745.94	668,495.94	2.6	786,000.00	In compliance

Kinney	79,884.00	2,042,862.12	2,122,746.12	7.4	862,500.00	In compliance

Kwok	266,508.24	1,142,303.16	1,408,811.40	5.6	759,000.00	In compliance

Little	57,060.00	596,505.24	653,565.24	2.4	802,500.00	In compliance

Marcogliese	1,236,300.00	3,358,361.40	4,594,661.00	16.7	823,500.00	In compliance

Mongeau	6,603,173.40	3,453,328.26	10,056,501.66	31.3	963,000.00	In compliance

Sixt	1,201,683.60	1,299,579.54	2,501,263.14	9.9	759,000.00	In compliance

Zygocki	761,446.68	3,379,587.72	4,141,034.40	15.1	825,000.00	In compliance

The value of common shares and DSUs in the table above was determined by multiplying the number of common shares and DSUs by $19.02, which was the closing price of our common shares on the TSX on March 12, 2025.

As of March 12, 2025, all our directors complied with the guidelines. Ms. Little, Mr. Crothers and Mr. Girgulis have no share ownership guideline obligations to fulfil until 2028, five years following their respective appointments to the Board and for Mr. Bradley, five years following his election to the Board, in accordance with the timeline set out in the share ownership guidelines.

CENOVUS 2025 CIRCULAR	DIRECTORS | 60

Executive compensation

Highlights

Strong Compensation Practices

•   100% independent HRC Committee.

•   Independent compensation advisor to HRC Committee.

•   Pay for performance of 88% for CEO and 83% for other NEOs.

•   Incentives tied to strategy and annual business plan.

•   ESG incorporated into annual corporate scorecard and individual performance objectives for executives.

•   Relevant Peer Group (geography, size and industry).

•   Maximum performance share unit (PSU) payout of 2.0 requires relative total shareholder return (RTSR) performance at 90th percentile or greater.

•   Share ownership requirements for executives.

•   Until executives meet ownership guidelines at least 50% of PSU payouts must be used to purchase common shares.

•   Analysis and consideration of realizable pay outcomes.

•   Clawback Policy in place for executive officers is compliant with NYSE requirements.

•   Annual compensation risk assessment.

•   Double-trigger change of control provisions.

•   No defined benefit pension plan for new hires.

•   Proactively engage with key shareholders and proxy advisory firms.

•   Shareholder approval required for certain amendments to Stock Option Plan.

•   No hedging of Cenovus securities allowed.

•   No repricing of options.

Our Named Executive Officers (NEOs)

Jonathan M. McKenzie
President & Chief Executive Officer (CEO)

Alex J. Pourbaix
Executive Chair of the Board (Executive
Chair)

Karamjit (Kam) S. Sandhar
Executive Vice-President &
Chief Financial Officer (CFO)

Keith A. Chiasson
Former Executive Vice-President &
Chief Operating Officer (COO)

J. Drew Zieglgansberger

Former Executive Vice-President &
Chief Commercial Officer (CCO)

In this section you will find:
Letter to shareholders	Page 62
Compensation governance	Page 63
Compensation philosophy	Page 68
Elements of 2024 executive compensation program	Page 70
2024 executive compensation	Page 77
NEO profiles	Page 82
Performance graph	Page 86
Compensation tables	Page 88

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 61

Letter to shareholders

Dear fellow shareholders,

In 2024, Cenovus achieved significant operational and financial milestones, with a continued focus on safe and reliable operations, financial discipline and creating value for you. The Human Resources and Compensation Committee has aligned our executive compensation with the results of this work.

2024 achievements and challenges. We made significant progress on our safety journey, which is foundational to everything we do. We achieved our best-ever process safety results, with 44% fewer Tier 1 and Tier 2 events in the year compared with 2023. We also saw a 23% decrease in the number of lost-time injuries year over year. We will never be complacent about safety, and will build on this performance, including improving our total recordable injury frequency.

The oil sands segment outperformed this year, increasing year-over-year production by 3%, to almost 611,000 bbls/d and achieving record annual production at both Foster Creek and the Lloydminster thermal assets. While we made incremental improvements in our downstream business, including increased utilization and improved operating costs excluding turnarounds, our overall performance missed the mark and we remain focused on improving our downstream competitiveness. The downstream results contributed to not delivering the financial results expected.

In 2024 we advanced a number of our strategic initiatives. We developed an integrated long-term plan for the optimization of our positions in the Lloydminster region, achieved our $4.0 billion net debt1 target and improved our capital structure.

Pay for performance. We pay for performance, which is built into our executive compensation through the corporate scorecard, individual performance and long-term incentives. Key changes were made to the 2024 scorecard to better capture what we delivered, notably adding downstream non-energy operating costs to incorporate all controllable operating costs and replacing capital investment with project execution. 2024 performance resulted in a corporate score of 106%.

The Board awarded Mr. Pourbaix an individual performance score of 100%, representing 20% of his annual bonus, which reflects his advocacy efforts in support of Cenovus’s interests and the Canadian energy sector, including being a significant champion of the work being done by the Pathways Alliance. 76% of Mr. Pourbaix’s salary, target bonus and long-term incentives was tied to share price performance. The Board awarded Mr. McKenzie an individual performance score of 100%, representing 20% of his annual bonus, based on overseeing a culture of safety, operational efficiency and financial discipline, which have helped position the company to remain competitive, strategically invest in the business and increase returns to shareholders. 75% of Mr. McKenzie’s salary, target bonus and long-term incentives was tied to share price performance.

Cenovus delivered 52% total shareholder return, performing on par with its PSU peers over the three-year period of 2022-2024, resulting in a combined performance multiplier of 0.95.

Leadership transition. As planned, at the end of the 2025 annual general meeting, Mr. Pourbaix will move from Executive Chair to Chair of the Board. We thank him for his continued commitment to Cenovus. In early 2025, we evolved Cenovus’s executive team, demonstrating our robust succession planning and the deep pool of talent within the company, while leveraging external talent added in 2024, to strengthen the upstream and downstream businesses.

We always welcome your feedback on Cenovus’s executive compensation and business practices. You can contact us directly at the address set out in the Governance section of this circular.

/s/ Claude Mongeau

Claude Mongeau

Lead Independent Director

/s/ Rhonda I. Zygocki

Rhonda I. Zygocki

HRC Committee Chair

(1)	Net debt is a non-GAAP measure. Read more on page C-1

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 62

Compensation Governance

Decision making structure

The HRC Committee assists the Board by reviewing and making recommendations to the Board on compensation and human resource matters. Our Board makes decisions on compensation for the CEO and the HRC Committee has the authority to make decisions on compensation for other executives.

The HRC Committee receives information and recommendations from our compensation consultant, the Lead Independent Director and the Executive Chair (with respect to CEO performance), the CEO and the Executive Chair (with respect to performance of other NEOs) and our management.

Decision process

HRC Committee role

The HRC Committee has oversight of and makes recommendations to the Board on Cenovus’s people strategy, culture, engagement and I&D, as appropriate, in support of achieving our business strategy.

The HRC Committee is responsible for:

•	Reviewing corporate goals and objectives relevant to the CEO and Executive Chair compensation.

•	Evaluating the CEO’s and the Executive Chair’s respective performance against those goals and objectives.

•	Based on those factors, recommending the CEO’s and the Executive Chair’s respective pay, including salary, short-term incentive awards and LTI awards, to the Board.

•	Assessing compensation competitiveness relative to market, among other things.

•	Making recommendations to the Board on the number or value of incentive awards for all employees.

•	Recommending all executive officer employment agreements and compensation.

You can find the full HRC Committee Mandate at cenovus.com.

HRC Committee membership

Our HRC Committee includes only independent directors, who provide a strong level of leadership and governance over the design and execution of our compensation programs. As set out in the table below, HRC Committee members are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 63

HRC Committee members are well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

Member	Human resources and compensation skills and experience

Zygocki (Chair)

•   HRC Committee member since April 27, 2016, and Chair since April 25, 2018.

•   Numerous executive leadership positions during her previous 34-year tenure at Chevron Corporation, from which Ms. Zygocki brings a breadth of knowledge and understanding of oil and gas industry compensation practices.

Casey

•   HRC Committee member since April 29, 2020.

•   Executive leadership positions with integrated, refining and midstream oil and gas companies, providing him with in-depth knowledge and understanding of compensation issues throughout the oil and gas industry.

•   As a director and former director of private midstream companies, Mr. Casey is experienced with the governance of compensation and board decisions on compensation matters.

Crothers

•   HRC Committee member since November 1, 2023.

•   Former President and Country Chair of Shell Canada (Shell), where he had oversight of the Shell Pension Board, led employee engagement and culture, was responsible for integrated talent management and ensuring sound succession processes and staff development, and approved compensation, pension and benefits programs.

•   Committee member of the Nominations and Recruitment Committee for the Nature Conservancy of Canada Alberta Regional Board, and former People and Culture Committee for Convrg Innovations Inc.

Little

•   HRC Committee member since January 1, 2023.

•   Executive and senior leadership positions with energy transportation and midstream oil and gas companies, providing her with insight into and experience in human capital and compensation matters.

•   As the former Chair of the Remuneration Committee of Diversified Energy Company plc, Ms. Little is experienced with the governance of compensation and board decisions on compensation matters.

Full bios of each of the directors are set out beginning on page 34. The Board is satisfied that the collective skills and experience of the members enable the HRC Committee to make decisions and recommendations on our compensation policies and practices.

Compensation consultants

WTW has provided the company with compensation consulting services since Cenovus’s inception. Since 2019, WTW has been the compensation consultant to both management and the HRC Committee. WTW provides advice on compensation philosophy, peer group determinations, policy and program design and risk, executive compensation competitiveness, trends and best practices.

There is a clear and direct reporting relationship between WTW and the HRC Committee. Regular meetings are held between WTW and the HRC Committee without management present. Executive compensation consulting advice is retained and managed directly by the HRC Committee Chair.

WTW provides advice to the HRC Committee, supports management in the area of executive compensation under the HRC Committee’s oversight and provides services to management in other human resources areas. Work for management may include pension administration and related services. As the ongoing services retained by management are standard in nature and do not present any conflicts with the services retained by the HRC Committee, neither the Board nor the HRC Committee must pre-approve the arrangement. WTW has protocols in place to ensure that they are in a position to provide independent advice, and each year outlines those protocols and any other relevant matters to the HRC Committee to facilitate its regular consideration of their independence.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 64

Executive compensation consultant fees

Consulting service	Retained by	2024 fees ($)	2023 fees ($)

Executive compensation – related fees	HRC	595,448	419,223

Director compensation	Governance	27,084	14,257

Other	Management	1,028,668	1,008,915

Total		1,651,200	1,442,395

Other fees include assistance with pension and benefits (including actuarial services). In 2023, $2,586 of Other fees were with respect to the Husky Energy transaction.

Consultant’s role in decision process

The advice, information and recommendations provided by WTW are considered, but not exclusively relied on, by the HRC Committee in its decisions and recommendations, and by the Board in its decisions regarding executive compensation.

The decisions of the HRC Committee and the Board about executive compensation reflect:

•	Compensation consultant advice and guidance.

•	Current industry trends and best practices.

•	Legal advice.

•	Peer data.

•	Other information and recommendations from management.

•	The discretion and judgement of the HRC Committee and the Board.

Compensation risk oversight

The HRC Committee’s primary compensation-related duties and responsibilities are to:

•	Approve our compensation philosophy and program design.

•	Review potential risks to financial or reputational well-being from our executive compensation program.

•

Recommend to the Board for approval the CEO’s and the Executive Chair’s employment agreements, compensation, and executive share ownership guidelines and amendments to LTI plans and associated grant agreements.

•

Review reports and information from our Management Pension Committees related to our pension plans and non-pension savings and investment plans, and convey information and recommendations to the Board.

•	Approve and report to the Board on executive vice-president employment agreements, compensation, succession planning and performance measures for annual and long-term incentive plans.

The executive compensation program design considers the risks to which we are exposed in pursuit of our strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk management and sound operational business practices and controls are aligned to shareholder value creation through the linkage of over 50% of executive compensation to share price and its relative strength compared to peers.

WTW completed a compensation risk assessment in the fall of 2024. The purpose of the assessment was to identify:

•	Policies and practices that could encourage inappropriate, excessive risk taking by employees.

•	Any risks arising from our compensation policies, incentive programs and practices that would be likely to have a material adverse effect on Cenovus.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 65

Based on a review of WTW’s risk assessment, the HRC Committee determined that Cenovus’s compensation policies and programs do not encourage excessive risk that could have a material adverse effect on the company. In addition, we use the below policies to reduce compensation-related risk.

Clawback Policy

In March 2020, we adopted a Clawback Policy applicable to all executive officers. Under the policy and in certain situations, the Board has the discretion to:

•	Cancel any annual performance incentive (bonus) payments or unvested long-term incentive awards.

•	Require reimbursement of paid bonuses or incentive awards.

The Board has discretion where:

•

An accounting restatement of any or all of our financial statements is required due to material non-compliance with any financial reporting regulations and the executive officer’s intentional misconduct or fraud caused or materially contributed to the need for the restatement, or

•

The executive officer was financially enriched by their fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that resulted in a material decrease in the price of the common shares.

The Clawback Policy was updated in November 2023 to comply with the listing requirements of the NYSE. In addition to the Board discretion noted above, in the event of an accounting restatement of the Corporation’s financial results due to material non-compliance of the Corporation with any financial reporting requirement under securities laws, the Corporation shall require each executive officer to repay and/or forfeit compensation received by the executive officer for the three fiscal years immediately preceding the restatement that exceeds the amount of compensation that otherwise would have been received had it been determined based on such restatement. The Board has the discretion to cancel awards, withhold payments or take such other actions as it deems appropriate to recoup all such amounts from each executive officer and such recoupment shall be on a pre-tax basis and without regard to the executive officer’s involvement in the restatement.

A copy of our Clawback Policy is available on our website at cenovus.com.

Non-competition and non-solicitation provision

Each of our CEO’s and Executive Chair’s terms of employment include a non-competition and non-solicitation provision. Under the provision, both during employment and for a period of time thereafter, each individual must have our prior written consent to:

•

accept employment with or consult for an oil and/or natural gas exploration or production business, and, in the case of the CEO, any refining entity, operating in any area Cenovus operates and which is included in our current PSU Peer Group (see page 74 for more information).

•	solicit, encourage or cause any employee to cease working with Cenovus.

•	solicit, encourage or cause any service provider to cease doing business with Cenovus.

Cenovus is entitled to both injunctive relief and any other remedies available if either individual breaches or threatens to breach the provision.

Executive share ownership guidelines

We believe it is important to closely align the interests of our executives with our shareholders. One way we do this is by requiring executives to hold a minimum number of Cenovus common shares. DSUs and unvested tranches of PSUs where the performance for a relevant period has been determined count as common shares for this purpose.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 66

The executive share ownership guidelines and compliance are reviewed regularly by the HRC Committee. Each of our NEOs is in compliance with their share ownership guidelines. See page 81.

Executive	Share ownership guideline	Time to accrue

CEO	6.0 times annual base salary	2 years from appointment

Executive Chair	6.0 times annual base salary	2 years from appointment

Executive Vice-Presidents	3.0 times annual base salary	5 years from appointment

Compliance with the guidelines is determined based on:

Unit	Valued using the greater of:

Common shares	Average weighted purchase price	Common share closing price on the TSX at time of compliance measurement
DSUs	Average weighted grant price
Unvested tranches of PSUs	Average weighted grant price

Executives must use 50% of the after-tax value of all PSU payouts to purchase common shares, until their share ownership guideline is met.

Double-trigger change of control provisions

All our LTI grants are subject to double-trigger change of control provisions. The provisions require both a change of control and termination as a result of the change of control for early payout of the grants. This ensures that the interests of shareholders and employees are aligned when considering the benefits of significant transactions.

Prohibition on hedging

Cenovus employees, executives and directors are prohibited from entering into financial derivative transactions which could result in a profit from a decrease in our common share price.

Prohibited transactions include purchasing financial instruments, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset decreases in the value of common shares granted or held, directly or indirectly.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 67

Compensation philosophy

The HRC Committee approves and reports to the Board on our compensation philosophy. Our philosophy demonstrates how we align executive interests with the interests of our shareholders, specifically:

•	We pay for performance, reflecting both individual and corporate results, and expected behaviours that align with our business strategy over the short and long term.

•	Our total compensation opportunity includes salary, annual performance and long-term incentives and benefits to support attraction, retention and engagement.

•

Our total direct compensation (TDC) includes salary, annual performance and long-term incentives, and is aimed at the 50th percentile of our Executive Compensation Peer Group for target performance, with flexibility to align pay with performance.

•	We differentiate individual TDC based on capability, performance and potential.

Annual compensation cycle for the HRC Committee

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 68

Executive Compensation Peer Group

Our Executive Compensation Peer Group (Peer Group) is used to benchmark the compensation of the executives, including the NEOs. It includes companies with North American oil and gas and related operations, or capital intensive or commodity cyclical companies of similar size and complexity, which we compete with for talent. We look at companies beyond the oil and gas industry to better consider broader market dynamics and in appreciation of transferability of executive talent.

We select our Peer Group by considering several factors, including size, complexity of business, revenue, assets, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure.

In 2024, the HRC Committee reviewed the Peer Group for continued alignment with the factors outlined above and determined no changes were required.

Company	2024 revenue ($billion)		Market capitalization ($billion)		Total enterprise value ($billion)

Canadian Natural Resources Limited	35.7		93.3		113.5

Enbridge Inc.	53.5		132.9		243.4

Hess Corporation	17.7	(1)	59.0	(2)	72.1	(2)

Imperial Oil Limited	51.4		45.1		48.1

Nutrien Ltd.	35.6	(1)	31.6	(2)	48.8	(2)

Ovintiv Inc.	12.5	(1)	15.2	(2)	24.2	(2)

Pembina Pipeline Corporation	7.4		30.9		45.6

Suncor Energy Inc.	50.7		63.8		75.1

TC Energy Corporation	13.8		69.6		141.9

Teck Resources Limited	9.1		29.5		28.4

Valero Energy Corporation	177.9	(1)	55.5	(2)	69.8	(2)

50th percentile	35.6		55.5		69.8

Cenovus Energy Inc.	54.3		39.8		47.7

Source: Bloomberg and company financial statements

(1)	U.S. dollar values converted at the 2024 average annual exchange rate of US$1.00 to C$1.37.
(2)	U.S. dollar values converted at the December 31, 2024 exchange rate of US$1.00 to C$1.44.

All amounts are as of December 31, 2024.

Similar peer groups of companies are used in determining the RTSR performance for our PSU grants as described on page 73. Differences between the Executive Compensation and PSU peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay based on the market for executive talent versus comparing company shareholder return performance and the market for investor capital).

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 69

Elements of 2024 executive compensation program

Additional information on each of the elements is on the following pages. More information on the Stock Option Plan can be found on page 75.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 70

Base salary

We determine the base salary of our executives annually. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

We also look at the competitiveness of each executive’s compensation compared to recent market data.

Annual performance incentive award (bonus)

The annual performance incentive award—or bonus—rewards performance achieved in the year. It is made up of two components: corporate and individual performance.

Annual NEO bonus target opportunity

Each NEO has the opportunity to receive an annual bonus based on a percentage target of their base salary and award ranges and weightings.

Neo & title	Target opportunity (of salary)	Award range (of target opportunity)	Weighting (of target opportunity)
			Corporate	Individual

McKenzie, CEO	115%	0-200%	80%	20%
Pourbaix, Executive Chair	115%
Sandhar, EVP & CFO	70%		70%	30%
Chiasson, former EVP & COO	80%
Zieglgansberger, former EVP & CCO	80%

Corporate performance scorecard

The corporate component of the annual bonus is based on our scorecard. The scorecard measures our business performance in four areas: safety and sustainability, operational, financial and strategic initiatives. Our targets focus performance on key elements of our business and strategy, while observing our corporate risk policies. The targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year. The HRC Committee and the Board assess our corporate performance against the respective targets after the end of each financial year.

Calculation of corporate performance score. The performance score on each measure is multiplied by its weighting, then all the weighted scores are added up. The result is an overall corporate performance score between zero and 200%.

Board and committee discretion. The final score is recommended by the HRC Committee to the Board for approval. The Board may exercise discretion, upon recommendation of the HRC Committee, over the final corporate performance score, where considered appropriate and upon consideration of, among other things, whether the score appropriately reflects our performance in each area, and the safety and sustainability, operational and financial outcomes over the course of the year.

Individual performance

Each year our executives, like all employees, identify goals and objectives for their individual annual performance agreements. Those goals and objectives:

•	Align with our business plan and strategy, including ESG initiatives.

•	Provide performance focus throughout the year.

The CEO and the Executive Chair consult with the Board to set and approve their goals. The CEO approves the other NEOs’ goals.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 71

The HRC Committee evaluates the CEO’s performance on their goals and objectives, with insight from the Executive Chair, and similarly evaluates the Executive Chair’s performance on their goals and objectives with support from the Lead Independent Director. The CEO evaluates the performance of the other NEOs. These assessments are used to determine the individual performance component of the annual bonus.

Board and committee discretion. The Board has discretion to adjust the individual performance component of each of the CEO’s and the Executive Chair’s annual bonus, where it deems appropriate. The HRC Committee has discretion to adjust the individual performance component of the annual bonus award for other NEOs, where it deems appropriate.

Long-term incentives

Our LTI program aligns the interests of our executives and employees with our shareholders and supports our executives in achieving their executive share ownership guidelines.

We believe it is important to include performance measures to determine vesting amounts, in addition to the inherent share price risk found in share-based incentives.

LTIs are granted annually in conjunction with our annual compensation cycle. Grant recommendations consider individual performance, prior grants, potential and retention, and competitive market data.

Board discretion. The Board, on the recommendation of the HRC Committee, has discretion over the amount of LTIs granted.

Key terms	Performance share units (PSUs)	Restricted share units (RSUs)	Stock options (options)

Weighting	50% of annual LTI grant	25% of annual LTI grant	25% of annual LTI grant

Term	3 years	3 years	7 years

Description	Whole share units subject to performance criteria	Whole share units subject to time-based vesting conditions	Option to acquire common shares

Primary objective	Align to shareholder interests over medium term and reward performance of objectives	Align to shareholder interests over medium term	Align to shareholder interests over longer term

Performance measures	RTSR	Common share market value over time	Value accrues when common share price exceeds exercise price

Vesting	Vests on third anniversary. See page 73 for a description of PSU vesting	Vests on third anniversary. See page 74 for a description of RSU vesting	30% vests on each of first and second anniversary and 40% vests on third anniversary of grant. See pages A-1 and A-3 of Schedule A for a description of stock option vesting.

Payout	Paid in: • Cash based on the 5-day volume-weighted average price at vesting; or • Common shares	Paid in: • Cash based on the 5-day volume-weighted average price at vesting; or • Common shares	May acquire common shares at the exercise price or receive cash for the value accrued (market value less exercise price)

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 72

Performance share units

The PSUs we grant have a combination of one-year and three-year performance periods. The number of PSUs eligible to vest are determined based on the performance criteria outcomes for each performance period.

Payout occurs following vesting of the PSUs. Vesting occurs on the later of:

•	the third anniversary of the grant date, and

•	the date on which the HRC Committee approves the performance criteria outcome for the three-year performance period.

A performance period can vest even if the HRC Committee approves a performance score of zero for that period.

PSU performance measures and performance periods

Grant	Measures	Periods	Weighting	Vesting period

2022	2022 RTSR 2023 RTSR 2024 RTSR 3-Year RTSR	January 1 to December 31, 2022 January 1 to December 31, 2023 January 1 to December 31, 2024 As of December 31, 2024	10% 10% 10% 70%	3 Years
2023	2023 RTSR 2024 RTSR 2025 RTSR 3-Year RTSR	January 1 to December 31, 2023 January 1 to December 31, 2024 January 1 to December 31, 2025 As of December 31, 2025
2024	2024 RTSR 2025 RTSR 2026 RTSR 3-Year RTSR	January 1 to December 31, 2024 January 1 to December 31, 2025 January 1 to December 31, 2026 As of December 31, 2026

Dividend equivalents are credited, in the form of additional PSUs, when we declare dividends on our common shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

PSU performance criteria. Relative total shareholder return (RTSR) is calculated based on the percentile ranking of Cenovus’s total shareholder return (TSR) relative to our PSU peer group (PSU Peer Group) over the same period.

That percentile ranking determines the PSU performance score for that period.

TSR is calculated with the following formula:

TSR =	(	Volume-weighted average share price for last 30 trading days of the applicable performance period	–	Volume-weighted average share price for the last 30 trading days before the start of the applicable performance period	+	Dividend equivalents paid during the applicable performance period	)

Volume-weighted average share price for the last 30 trading days before the start of the applicable performance period

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 73

PSU peer groups. The Cenovus PSU Peer Group against which our RTSR performance criteria is measured is designed to demonstrate our corporate performance relative to similarly situated peers.

In 2024, the PSU Peer Group was updated to add Occidental Petroleum Corporation.

	Cenovus 2024 PSU peer group	Cenovus 2022 and 2023 peer group

Characteristics	• Upstream and/or integrated energy producers • Commodity price exposure • Enterprise value > $10 billion • North American / Global operations • Compete for same investor dollars

Companies

Apache Corporation

BP Plc.

Canadian Natural Resources Limited

Chevron Corporation

ConocoPhillips

Devon Energy Corporation

Hess Corporation

Imperial Oil Limited

Occidental Petroleum Corporation

Ovintiv Inc.

Suncor Energy Inc.

Apache Corporation BP Plc. Canadian Natural Resources Limited Chevron Corporation ConocoPhillips Devon Energy Corporation Hess Corporation Imperial Oil Limited Ovintiv Inc. Suncor Energy Inc.

Applicable Years	2024 PSU grant	2022 PSU grant 2023 PSU grant

RTSR performance scores by level

Performance level	RTSR performance criteria	Performance score

Minimum	< 25th percentile	0.00

Threshold	25th percentile	0.25

Target	50th percentile	1.00

Maximum	90th percentile or >	2.00

Payouts are interpolated between the 25th to 50th and 50th to 90th percentiles.

The HRC Committee decides the PSU performance criteria, performance scores and payouts. Vested PSUs are paid out following the HRC Committee’s decisions.

Restricted share units

Starting in 2022, RSUs were included in the LTIs granted to executives. Prior to 2022, annual RSU grants were limited to non-executive North American salaried employees.

The vesting schedule of our outstanding RSUs is below.

Grant	Applicable employee group	Vesting date	Weighting

2022	Non-executive employees	First anniversary of grant date Second anniversary of grant date Third anniversary of grant date	20% 20% 60%
	Executive employees	Third anniversary of grant date	100%

2023 & 2024	All employees	Third anniversary of grant date	100%

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 74

Payout occurs when eligible RSUs vest in accordance with the terms of the grant agreement and are paid in one or a combination of:

•	Cash based on the 5-day volume-weighted average price at vesting.

•	Common shares.

Dividend equivalents are credited, in the form of additional RSUs, when we declare dividends on our common shares. RSUs that do not vest at the end of the applicable vesting period are not paid out and are cancelled.

Stock options

Our Stock Option Plan is the only active compensation program under which equity securities have been authorized to be issued.

Starting in 2022, the weighting of options issued to executives was reduced from 50% to 25% of their total LTI grant.

Options do not have performance vesting criteria but only have value if the share price at the time of exercise is higher than the grant price.

See Schedule A for details of our Stock Option Plan.

Husky Energy Options & Replacement Options

Before it was acquired by Cenovus, Husky Energy granted stock options (Husky Options) to its officers and employees under the stock option plan dated November 16, 2018 (Husky Stock Option Plan).

As a result of the Husky Energy transaction, any Husky Options outstanding immediately before the acquisition on January 1, 2021 were exchanged for options to purchase Cenovus common shares (Replacement Options) and the Husky Options were immediately cancelled.

The calculation for the number of Replacement Options issued for each Husky Energy share issuable on exercise immediately before exchange was multiplied by 0.7845 and rounded down to the nearest whole share.

Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent.

The Replacement Options are governed under the terms of the Husky Stock Option Plan. They will vest and may be exercised under the terms of that plan.

No new options, including Replacement Options, will ever be granted under the Husky Stock Option Plan. Once all Replacement Options are exercised, expired or terminated under the Husky Stock Option Plan, that plan will be terminated.

See Schedule A for details of the Husky Stock Option Plan.

Stock option grants and burn rate during 2024, 2023 and 2022.

	Options granted under the stock option plan (#)	Burn rate (%)

2022	2,031,379	0.104

2023	1,571,389	0.083

2024	2,426,666	0.131

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 75

Shares authorized and reserved for issue as of December 31, 2024. The number of common shares authorized and reserved for issuance under our Stock Option Plan was approved by shareholders on November 30, 2009. Total common shares authorized and reserved under our Stock Option Plan will not exceed 64,000,000 common shares, representing approximately 3.51% of the total number of common shares outstanding. The number of common shares authorized and reserved for issuance under the Husky Stock Option Plan was approved by shareholders on November 16, 2018. The following table provides details regarding Cenovus’s equity compensation plans approved by securityholders as at December 31, 2024:

	Number of shares authorized for issue upon the exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of shares remaining available for future issuance

Stock Option Plan	8,652,606 (0.47% of outstanding)	$17.83	28,455,854 (1.56% of outstanding)

Husky Stock Option Plan	273,142 (0.01% of outstanding)	$ 3.54	0 (0% of outstanding)

Total	8,925,748 (0.49% of outstanding)	$17.39	28,455,854 (1.56% of outstanding)

Other compensation

We provide additional benefits to our NEOs that are competitive with market practice to support recruiting and retention.

Retirement and pension benefits

We believe it is important to provide for the future retirement of our employees through retirement and pension benefits. Our programs provide long-term financial security and support retention.

Cenovus’s Canadian Pension Plan, which includes both a defined benefit provision (the Cenovus DB Plan) and a defined contribution provision (the Cenovus DC Plan), is a registered pension plan. Our employees, including our NEOs, participate in either the Cenovus DB Plan or Cenovus DC Plan. As of January 1, 2019, the Cenovus DB Plan was closed to all new hires, including employees who were previously hired by Husky Energy.

In Cenovus’s Canadian Pension Plan, pensionable earnings for NEOs include base salary plus annual bonus capped at 40% of salary. Annual bonus is not included in pensionable earnings for non-executive participants in Cenovus’s Canadian Pension Plan.

Effective July 1, 2022, the legacy Canadian retirement programs of Cenovus and Husky Energy were harmonized. On July 1, 2022, former employees of Husky Energy who participated in the Husky DC Plan joined the Cenovus DC Plan. As well, in 2022 the Husky DC Plan assets held by individuals were transferred into a corresponding Cenovus DC Plan account.

Cenovus DB Plan

Under the Cenovus DB Plan, pension benefits are based on 2% of final average pensionable earnings multiplied by the number of years of membership in the Cenovus DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by 3% per year before age 65. There is no reduction in benefits for retirement between age 65 and 69.

Cenovus DC Plan

Under the Cenovus DC Plan, employer contributions are made into individual employee accounts at a rate of 8% of pensionable earnings, with the exception of former Husky Energy employees who receive 9% of pensionable earnings if they had attained this rate prior to July 1, 2022. In addition, the Cenovus DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 76

For the Cenovus DC Plan, each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus. Interest earned on their DC account balance is derived from the performance of their individually selected investment options.

Supplemental Pension Plans

We pay pension benefits under our Cenovus DB Plan and our Cenovus DC Plan up to the permitted levels for registered pension plans under the Income Tax Act (Canada). Additional pension benefits above such levels, yet within the limits applicable to Cenovus’s Canadian Pension Plan, are payable from Cenovus’s supplemental DB and DC pension plans.

Perquisites

We provide an annual allowance, parking, matching of personal contributions to an investment plan of up to 5% of base salary, and health and wellness services.

2024 executive compensation

The decisions we made for the 2024 compensation of our CEO, Executive Chair and other NEOs are based on our compensation philosophy to:

•	Pay for performance.

•	Align the interests of the NEOs with those of our shareholders.

•	Balance objectives of market competitiveness and retention.

We continue to take a prudent approach to executive compensation in response to market volatility and share price performance. Total direct compensation remains targeted at the 50th percentile of our Peer Group.

Our 2024 Named Executive Officers (NEOs) are:

•	Jonathan M. McKenzie – CEO.

•	Alexander J. Pourbaix – Executive Chair and former CEO.

•	Karamjit (Kam) S. Sandhar – Executive Vice-President & CFO.

•	Keith A. Chiasson – former Executive Vice-President & COO.

•	J. Drew Zieglgansberger – former Executive Vice-President & CCO.

On August 31, 2024:

•	Mr. Zieglgansberger retired.

On February 28, 2025:

•	Mr. Chiasson retired.

2024 base salaries

NEO	Base salary on January 1, 2024 ($)	Base salary on March 1, 2024 ($)

McKenzie	1,100,000	1,140,000

Pourbaix	660,000	685,000

Sandhar	595,000	620,000

Chiasson	650,000	675,000

Zieglgansberger	650,000	675,000

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 77

2024 annual performance incentive awards (bonuses)

The annual bonus rewards individual and corporate performance achieved in the year. The target opportunity is positioned slightly below the 50th percentile of our Peer Group, which reflects our compensation philosophy to pay for performance and align with shareholder interests. Corporate performance is assessed by the HRC Committee and the Board using the corporate performance scorecard.

2024 NEO annual bonus award

For each NEO we determined the payout amount for their 2024 annual bonus award as detailed in the table below. Information on the calculation of their 2024 bonus awards and corporate performance component are set out below and information on the performance of the NEOs under the individual performance component can be found in their respective NEO Profiles beginning on page 82.

NEO	Base salary ($)	Target opportunity (of salary)	Corporate and individual performance (award x weighting)				Actual 2024 bonus
			Corporate	+	Individual	Combined weighted score	(Of salary)	($)

McKenzie	1,140,000	115%	(106% x 80%)		(100% x 20%)	105%	120.52%	1,373,928

Pourbaix	685,000	115%	(106% x 80%)		(100% x 20%)	105%	120.52%	825,562

Sandhar	620,000	70%	(106% x 70%)		(125% x 30%)	112%	78.19%	484,778

Chiasson	675,000	80%	(106% x 70%)		(100% x 30%)	104%	83.36%	562,680

Zieglgansberger	675,000	80%	N/A		N/A	N/A	N/A	N/A

Zieglgansberger retired effective August 31, 2024 and is therefore not eligible for the 2024 annual bonus payout.

Corporate performance scorecard

The corporate performance targets and performance ranges were approved by the Board in December 2023, based on Cenovus’s 2024 strategy and business plan and adjusted for acquisition and divestiture activity during the year and 2024 year-end results for any metrics which are measured on a cumulative basis.

The 2024 corporate performance scorecard (2024 Scorecard) emphasizes safety and sustainability, operational, financial, and strategic initiatives. Other objectives for the 2024 Scorecard were to:

•	Be easy to understand for both shareholders and employees.

•	Drive organizational efforts towards generating shareholder value.

Our corporate scorecard reflects the following changes from the prior year to better align with our 2024 company priorities:

New metrics

•	Downstream non-energy operating costs: Was added to capture all of our controllable operating costs.

•	Project execution: Was added to capture our performance against schedule and/or budget for a selection of the most important major projects underway in 2024.

Metrics removed

•	Capital investment: Was replaced with the Project execution metric described above to better capture our actual operating performance on capital projects.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 78

Metrics adjusted

•

Sustainability performance index: We added methane reductions from upstream operations and reduced the weighting for absolute operated emissions to 2.50% and allocated a weighting of 2.50% to methane reductions to maintain a 5.00% overall weighing for GHG emissions. We also replaced the caribou habitat restoration metric for Biodiversity with a target on reclamation certificates received maintaining a weighting of 1.25% to reclamation certificates received. To read more about our ESG focus areas, see page 19.

•

Upstream non-energy operating costs: Replaced upstream non-fuel operating costs to align with the new downstream metric. This metric excludes both fuel and electricity costs which aligns better to controllable costs. The weighting was reduced from 15% to 7.5%.

•	Adjusted funds flow: Weighting was increased to 15% from 10%.

•	Controllable G&A: Was updated to exclude sublease income. The weighting was increased to 10% from 5%.

•	Upstream production: Weighting was reduced from 15% to 10%.

•	Downstream operational availability: Weighting was reduced from 15% to 10%.

2024 Scorecard performance

The Board’s assessment of Cenovus’s performance against the 2024 Scorecard targets is shown below.

Performance measure	Weight	Adjusted target	Actual results	Weighted score

Safety & sustainability	20%			24%

Total recordable injury frequency	5%	0.25	0.32	0%

Process safety performance (events)	5%	24	14	10%

Sustainability performance index	10%	Calculated score	14%	14%

Operational	45%			44%

Upstream production (MBOE/d)	10%	784	797	17%

Downstream operational availability (%)	10%	97.3	96.0	7%

Upstream non-energy operating costs ($/BOE)	7.5%	10.08	9.60	15%

Downstream non-energy operating costs ($/bbl)	7.5%	10.77	11.61	0%

Project execution	10%	Calculated score	5%	5%

Financial	25%			23%

Adjusted funds flow ($ millions)	15%	10,204	8,164	8%

Controllable G&A ($ millions)	10%	899	853	15%

Strategic	10%			15%

Strategic initiatives	10%	Performed	Outperformed	15%

Calculated 2024 corporate performance score				106%

Board discretion				–

Final 2024 corporate performance score				106%

Adjustments

The upstream production, upstream non-energy operating costs and adjusted funds flow metrics were adjusted to reflect Conventional divestitures in the year. The total scope 1 and 2 GHG emissions from our operated assets was adjusted for U.S. refining operating performance. Controllable G&A was adjusted to exclude underspend on planned information technology costs, and the women in leadership metric was adjusted to account for 2023 year-end results.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 79

Safety & sustainability

Total recordable injury frequency is connected to our goal to be a sustained top-quartile performer in process and occupational safety, as measured against industry benchmarks. Reporting is a critical part of our safety management programs, and Cenovus employees must report all work injuries and safety incidents, which will not negatively impact the employee.

Process safety performance (events) are the unintentional releases of hazardous material from primary containment that exceed defined Tier 1 and 2 thresholds. Process safety is the control of process hazards in a facility, which if released have the potential to impact people, the environment, our assets and our reputation.

Sustainability performance index scores are calculated independently, with the percentage score on the face of the scorecard being the sum of the individual measures within the index.

Operational

Upstream production presented on a before royalties basis, and includes production attributable to Cenovus’s 40 percent interest in Husky-CNOOC Madura Ltd.

Downstream operational availability applies to operated refinery assets only. It is determined using Solomon’s measure showing the percentage of time units were free from equipment failures, regulatory and process-related downtime. Planned turnarounds are excluded. Solomon Associates provides data driven insight across the industry and draws on an extensive historical and proprietary database of operational performance for refineries.

Upstream non-energy operating costs reflects production costs excluding fuel and electricity costs on a per barrel of oil equivalent.

Downstream non-energy operating costs are based on the weighted average of the operational availability of each of the operated and non-operated refineries. Asset weighting is calculated based on crude capacity, defined as the Solomon Maximum Demonstrated Rate (MDR), to eliminate fluctuations due to throughput variability. Solomon Associates provides data driven insight across the industry and draws on an extensive historical and proprietary database of operational performance for refineries.

Project execution scores are calculated independently, with the percentage score on the face of the scorecard being the sum of the individual measures within the index. Specific projects considered in determining the score for 2024 included: SeaRose Life Extension Drydock, West White Rose Project, Turnaround at Lima, Turnaround at Lloydminster Upgrader, Foster Creek 3 Optimization and Foster Creek Amine Claus Unit.

Financial

Adjusted funds flow is a non-GAAP measure. Read more on page C-1.

Controllable G&A incorporates salaries, benefits, and other G&A costs, as well as project costs related to modernizing and replacing certain information technology systems but excludes costs that are not directly in control of management, such as long-term incentives (LTI).

Strategic initiatives

Strategic initiatives captures important initiatives for the company which may not be directly reflected elsewhere in the scorecard. This category is intended to be primarily qualitative, based on performance during the year on important strategic initiatives which are expected to have a material impact on the company. Specific initiatives considered in determining the score for 2024 included: progress on modernizing and replacing certain information technology systems, developing an integrated long-term plan for the optimization of our positions in the Lloydminster region, achieving our net debt target and improving our capital structure.

Calculated 2024 corporate performance score may not add due to rounding.

2024 Scorecard performance was 106%. The HRC Committee and the Board considered and were satisfied that the score appropriately reflected Cenovus’s performance and did not exercise discretion to adjust the final score. Cenovus’s annual performance is reviewed in the 2024 year-end and fourth-quarter results news release available at cenovus.com.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 80

Long-term incentives

Annual decisions about 2024 LTI grants were made in February 2024. The weighting of the LTI grant to our executives is 50% PSUs, 25% RSUs and 25% options. Aggregate award values are around the 50th percentile compared to our Peer Group.

NEO	PSUs (50% of LTIs)		RSUs (25% of LTIs)		Options (25% of LTIs)		Total ($)
	(#)	($)	(#)	($)	(#)	($)

McKenzie	157,553	3,712,484	78,776	1,856,230	348,919	1,856,249	7,424,963

Pourbaix	101,534	2,392,486	50,767	1,196,243	224,859	1,196,250	4,784,979

Sandhar	38,194	899,980	19,097	449,990	84,586	449,998	1,799,968

Chiasson	53,048	1,249,991	26,524	624,996	117,481	624,999	2,499,986

Zieglgansberger	53,048	1,249,991	26,524	624,996	117,481	624,999	2,499,986

The 2022 PSUs completed vesting with a combined performance multiplier of 0.95 and were paid in 2025. The grant was based on RTSR performance over four periods. It is summarized in the table below.

Performance period	Weighting	Cenovus TSR	RTSR performance	Performance Multiplier

January 1, 2022 to December 31, 2022	10%	70%	74th percentile	1.60

January 1, 2023 to December 31, 2023	10%	-10%	36th percentile	0.58

January 1, 2024 to December 31, 2024	10%	-1%	44th percentile	0.83

January 1, 2022 to December 31, 2024	70%	52%	48th percentile	0.93

Executive share ownership status on March 12, 2025

NEO	Share ownership guideline (multiple of base Salary)	Timeline to accrue	Value of beneficial shareholdings	Share ownership multiple	Status

McKenzie	6.0	April 26, 2025	$27,305,645	21.84	In compliance

Pourbaix	6.0	November 6, 2019	$29,732,666	43.41	In compliance

Sandhar	3.0	January 1, 2026	$5,565,403	7.95	In compliance

Chiasson	N/A	N/A	N/A	N/A	N/A

Zieglgansberger	N/A	N/A	N/A	N/A	N/A

Value of beneficial shareholdings do not include common shares acquired after December 31, 2024 from personal contributions to the investment plan and Cenovus’s match thereof, and were determined in accordance with the share ownership guidelines set out on page 67, using the greater of the average weighted price and $19.02, which was the closing price of our common shares on the TSX on March 12, 2025.

As of March 12, 2025, all our NEOs complied with the guidelines.

Mr. Chiasson and Mr. Zieglgansberger retired effective February 28, 2025 and August 31, 2024, respectively, and as a result, the share ownership requirement is no longer applicable.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 81

NEO profiles

Jonathan M. McKenzie, President & Chief Executive Officer

CEO since: April 2023	Bio: See Mr. McKenzie’s director nominee biography on page 43.

Key results considered in 2024 individual performance

Key results

•   Oversaw a culture of safety, operational efficiency, and financial discipline, which was reflected in our results for process safety; upstream production; downstream throughput, utilization, and costs; and key growth projects remaining on track for completion, all of which positions the company to remain competitive, strategically invest in the business and return cash to shareholders.

•   Across the portfolio, fostered continued improvement in safety and reliability performance and achievement of best-ever process safety performance, including 44% fewer Tier 1 and Tier 2 process safety events compared with 2023 and 23% fewer lost time injuries compared with 2023.

• In the downstream, oversaw improvements in throughput, per-unit operating costs excluding turnarounds, and reliability.

•   Successfully advanced our major upstream growth projects, and achieved significant milestones, including mechanical completion of the Narrows Lake pipeline, executing the SeaRose floating production, storage and offloading vessel life extension dry dock and reaching mechanical completion of both the concrete gravity structure and topsides for the West White Rose project, as well as significant advancement of the Foster Creek optimization and amine claus projects.

•   Oversaw the achievement of our $4.0 billion net debt target, enabling the company to begin allocating 100% of excess free funds flow to shareholder returns and capitalize on opportunities in the continuously evolving energy landscape.

2024 Compensation

Component	Value ($)

Salary	1,133,333

Share-based awards (PSUs and RSUs)	5,568,714

Options	1,856,249

Annual incentive award / bonus	1,373,928

Pension	357,973

All other compensation	100,992

Total compensation	10,391,189

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 82

Alexander J. Pourbaix, Executive Chair of the Board

Executive Chair since: April 2023	Bio: See Mr. Pourbaix’s director nominee biography on page 45.

Key results considered in 2024 individual performance

Key results

•   Led significant industry advocacy efforts, including discussions with Canadian provincial and federal governments, providing information and perspectives that support the development of effective policies on a variety of issues, including the emissions cap targeting the oil and gas sector and Competition Act amendments that make it difficult to communicate about the oil and gas industry’s environmental performance.

•   Represented Cenovus and industry in the negotiations for a fiscal arrangement to progress the Pathways Alliance carbon capture project, a significant emissions reduction opportunity that requires industry and governments to work together on a solution. Presented the business case for governments to focus on incentivizing emissions reduction, as has been done successfully in Norway and the Netherlands.

•   Achieved milestone of funding 170 homes since 2020 in six First Nations and Métis communities near our operations in Christina Lake and Foster Creek, as part of our commitment to Indigenous reconciliation.

2024 Compensation

Component	Value ($)

Salary	680,833

Share-based awards (PSUs and RSUs)	3,588,729

Options	1,196,250

Annual incentive award / bonus	825,562

Pension	94,483

All other compensation	84,186

Total compensation	6,470,043

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 83

Karamjit (Kam) S. Sandhar, Executive Vice-President & Chief Financial Officer

Executive Vice-President & CFO since: September 2023	Bio: From January 2021 to September 2023, Mr. Sandhar was Executive Vice-President, Strategy & Corporate Development; from January 2020 to January 2021, Mr. Sandhar was Senior Vice-President, Conventional (and Senior Vice-President, Deep Basin prior to the Deep Basin segment being renamed the Conventional segment in the first quarter of 2020); from December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development; from July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development; and from May 2016 to July 2016, Mr. Sandhar was Vice-President, Investor Relations.

Key results considered in 2024 individual performance

Key results

•   Achieved our $4.0 billion net debt target in the third quarter of 2024 and increased targeted returns to shareholders, stewarding to 100% of excess free funds flow over time. In 2024, returned $3.2 billion to shareholders, including $1.4 billion through share purchases, $1.3 billion through base dividends, $251 million through variable dividends and $250 million through preferred share redemptions.

•   Attained mid-BBB credit ratings target with all agencies, including S&P Global’s upgrade of Cenovus to BBB with a Stable outlook. These credit ratings, including the upgrade from S&P Global, are a reflection of our debt reduction, financial policy track record and operational momentum.

•   As head of enterprise and market risk management, led significant efforts in the management of our marketing and trading activities to drive improvements in working capital, including inventory, resulting in a lower working capital release of $1.2 billion in 2024 and increased capacity to purchase common shares under the normal course issuer bid.

• Led Cenovus’s investor relations strategy, which included over 300 meetings with investors as well as a successful Investor Day outlining our 5-year plan.

• Enabled employee engagement and facilitated the long-term growth and success of talent across the finance function, with significant development moves across the business and within leadership.

2024 Compensation

Component	Value ($)

Salary	615,833

Share-based awards (PSUs and RSUs)	1,349,970

Options	449,998

Annual incentive award / bonus	484,778

Pension	160,927

All other compensation	79,612

Total compensation	3,141,118

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 84

Keith A. Chiasson, Former Executive Vice-President & Chief Operating Officer

Executive Vice-President & COO from: September 2023 to February 2025 Mr. Chiasson retired effective February 28, 2025	Bio: From March 2019 to September 2023, Mr. Chiasson was Executive Vice-President, Downstream; from December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream; from May 2017 to December 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. Prior to that, Mr. Chiasson held leadership roles with ExxonMobil, including U.S. Operations Manager and Planning and Business Analysis Manager.

Key results considered in 2024 individual performance

Key results

•   Achieved highest-ever annual oil sands production of 610,700 BOE/d, including annual production records at Foster Creek and the Lloydminster thermal assets, and daily production records at Christina Lake.

• In Q4 2024, achieved upstream production of 816,000 BOE/d, the second highest in company history.

•   Successfully advanced our major upstream growth projects and achieved significant milestones, including mechanical completion of the Narrows Lake pipeline, executing the SeaRose floating production, storage and offloading vessel life extension dry dock and reaching mechanical completion of both the concrete gravity structure and topsides for the West White Rose project, as well as significant advancement of the Foster Creek optimization and amine claus projects.

• Achieved significant year-on-year improvement in total downstream throughput, averaging 646,900 bbls/d in 2024, a 15% increase from 2023.

• Delivered improving operating expense performance in the U.S. downstream, with operating expenses, excluding turnaround costs, down 18% relative to 2023.

• Achieved best-ever process safety performance, including 44% fewer Tier 1 and Tier 2 process safety events compared with 2023 and 23% fewer lost time injuries compared with 2023.

2024 Compensation

Component	Value ($)

Salary	670,833

Share-based awards (PSUs and RSUs)	1,874,987

Options	624,999

Annual incentive award / bonus	562,680

Pension	195,775

All other compensation	77,867

Total compensation	4,007,141

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 85

Performance graph

The line graph and table below show the value of a $100 investment made on January 1, 2019, in Cenovus common shares and S&P/TSX equity market benchmarks, at the end of each of the last five years (assuming reinvestment of dividends). Also shown is the alignment of average TDC opportunity and realizable TDC (including realized TDC) with the shareholder experience over five years, primarily due to the significant portion of at-risk compensation paid through LTIs, options and the annual bonus.

Cenovus NEO Average TDC Pay Opportunity ($ thousands)
Cenovus NEO Average Realized Pay TDC ($ thousands)
Cenovus NEO Average Realizable Pay TDC (yet to be realized) ($ thousands)(1)
S&P/TSX Composite Index ($)*
Cenovus Common Shares (TSX) ($)*
S&P/TSX Energy Index ($)*
S&P/TSX Capped Energy Index ($)*
Share Price Appreciation ($)
Compensation Values ($ thousands)
0
50
100
150
200
250
0
4,000
8,000
12,000
16,000
20,000
2019
2020
2021
2022
2023
2024

	2019	2020	2021	2022	2023	2024	Compounded annual growth rate

Cenovus common shares (TSX)* ($)	100	60	121	209	179	183	12.8%

S&P/TSX Composite Index* ($)	100	106	132	125	139	170	11.1%

S&P/TSX Energy Index* ($)	100	74	110	143	152	188	13.4%

S&P/TSX Capped Energy Index* ($)	100	65	121	186	194	222	17.3%

Cenovus NEO average TDC pay opportunity ($ thousands)	4,202	4,097	5,594	5,033	3,798	5,714	N/A

Cenovus NEO average realized and realizable pay TDC ($ thousands)	12,159	13,707	18,569	4,465	2,812	4,547	N/A
*	Source: Bloomberg

In 2022, 2023 and 2024, our NEOs have only realized a portion of their pay opportunity – specifically, base salary paid, bonus paid, options that have been exercised and vested options that are in-the-money for the 2022 and 2023 grants. The share-based awards and unvested options, granted in the referenced years are yet to be realized.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 86

Compounded annual growth rate is from December 31, 2019 to December 31, 2024.

Cenovus NEO averages include the average of salary, share-based awards, option-based awards and annual bonuses for the NEOs reported by Cenovus in previous circulars. For 2023, Mr. McKenzie was appointed CEO in April 2023 and Mr. Sandhar was appointed CFO in September 2023, and therefore their 2023 annual salaries have been annualized to reflect what they would have earned had they served in these positions for their full year. TDC for Mr. Pourbaix and Mr. Hart, Cenovus’s former CFO, is not reflected in the 2023 average. For 2024, Mr. Zieglgansberger retired effective August 31, 2024, and therefore his 2024 TDC pay opportunity and realized and realizable pay TDC have been excluded.

Cenovus NEO average realized and realizable pay TDC numbers are the averages for base salary, annual bonuses and LTIs valued as follows:

Item granted in the year	Circumstance	Valued	Price

Options	Exercised on or before December 31, 2024	Actual market price less exercise price	Variable

Options	In-the-money, but not exercised by or on December 31, 2024	TSX closing price of our common shares on December 31, 2024, less exercise price	Variable

PSUs	Vested	Payout based on actual performance	Variable

PSUs	Not vested and third year performance period complete	TSX closing price of our common shares on December 31, 2024, and actual performance multiplier	$21.79

PSUs	Not vested and the third year performance period not complete by December 31, 2024	TSX closing price of our common shares on December 31, 2024, assuming performance at target and performance multiplier of 1.0	$21.79

RSUs	Not vested by December 31, 2024	TSX closing price of our common shares on December 31, 2024	$21.79

Five-year look-back – CEO pay opportunity vs. realizable pay

Alignment of our CEO’s compensation with the experience of our shareholders is shown in the table below. It compares the grant date TDC pay opportunity to the realizable pay TDC, which fluctuates based on share price. Not all realizable pay TDC has been realized.

The table also compares the realizable value of $100 of CEO pay to the cumulative value of $100 invested in common shares, with dividends reinvested, over the same periods. Shareholder value and the value of realizable pay TDC, including the value of options, RSUs and PSUs, were calculated using the share price on December 31, 2024, and, as applicable, the grant date price. Performance was assumed to be at target for unvested PSUs. Mr. McKenzie was appointed CEO in April 2023 and therefore his 2023 base salary has been annualized to reflect what he would have earned had he served in this position for the full year.

Period	CEO	CEO TDC pay opportunity	CEO realizable pay TDC	Performance period	Value of $ 100
					CEO ($)	Shareholder ($)

2024	McKenzie	9,932,224	7,831,337	December 31, 2023 to December 31, 2024	79	102

2023	McKenzie	8,078,861	6,539,486	December 31, 2022 to December 31, 2024	81	88

2022	Pourbaix	12,565,887	12,113,276	December 31, 2021 to December 31, 2024	96	151

2021	Pourbaix	13,749,985	46,962,777	December 31, 2020 to December 31, 2024	342	305

2020	Pourbaix	9,302,203	32,667,970	December 31, 2019 to December 31, 2024	351	183

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 87

Compensation tables

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation	Pension value ($)	All other compensation ($)	Total compensation ($)
Annual incentive plans ($)

McKenzie CEO	2024 2023 2022	1,133,333 989,450 750,000	5,568,714 4,582,138 2,437,472	1,856,249 1,527,393 812,496	1,373,928 869,330 682,176	357,973 609,129 368,903	100,992 93,658 81,825	10,391,189 8,671,098 5,132,872

Pourbaix Executive Chair	2024 2023 2022	680,833 868,095 1,291,667	3,588,729 4,685,151 7,068,722	1,196,250 1,561,723 2,356,248	825,562 762,709 1,849,250	94,483 138,809 156,333	84,186 93,436 114,181	6,470,043 8,109,923 12,836,401

Sandhar EVP & CFO	2024 2023 2022	615,833 544,167 494,167	1,349,970 1,225,027 1,049,983	449,998 408,348 349,999	484,778 297,496 398,775	160,927 233,110 243,074	79,612 76,028 73,529	3,141,118 2,784,176 2,609,527

Chiasson former EVP & COO	2024 2023 2022	670,833 617,500 563,767	1,874,987 1,462,721 1,199,983	624,999 487,594 399,998	562,680 363,584 451,605	195,775 206,726 251,215	77,867 75,200 72,514	4,007,141 3,213,325 2,939,082

Zieglgansberger former EVP & CCO	2024 2023 2022	445,833 623,333 610,000	1,874,987 1,462,721 1,199,983	624,999 487,594 399,998	– 367,019 479,094	113,553 183,612 178,247	56,337 79,987 79,320	3,115,709 3,204,266 2,946,642

See the section titled 2024 executive compensation on page 77 for information regarding changes to base salary in 2024.

Share-based awards is the fair value of PSUs and RSUs, calculated based on the market value of common shares on the grant date.

Option-based awards use the Black-Scholes-Merton valuation model for options as of the grant date. This is the same method we use for accounting purposes. The assumptions and fair value for options for the respective grant dates are:

Grant date	February 17, 2022	February 27, 2023	May 4, 2023	September 11, 2023	February 26, 2024

Common share price	$19.88	$24.60	$21.67	$27.71	$23.56

Volatility	24.62%	32.00%	32.00%	26.46%	24.07%

Expected life	5.76 years	5.45 years	5.45 years	5.42 years	5.40 years

Risk-free rate	1.80%	3.50%	2.83%	3.88%	3.52%

Grant date fair value	$5.09	$7.74	$4.93	$6.72	$5.32

Non-equity incentive plan compensation reflects the annual bonus award earned by the NEO in the noted year. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs. Mr. Zieglgansberger retired from Cenovus on August 31, 2024, and is therefore not eligible for a bonus payout.

Pension value is the compensatory change from the defined benefit plan table (page 90) or the defined contribution plan table (page 91). Pension value amounts shown do not reflect payments made to the NEO during the year. For the Cenovus DB Plan, pension values:

•

Include the projected pension earned during the year (net of employee contributions, adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated).

•	Reported annually, vary due to changes in the underlying discount rate changes and other assumptions.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 88

All other compensation includes matching of personal contributions to an investment plan of up to 5% of base salary, an annual allowance of $39,600 paid to all NEOs together with other items detailed on page 77. For Mr. Zieglgansberger, this amount was prorated until his retirement on August 31, 2024.

Outstanding option and share-based awards

The following table outlines certain information regarding all option-based awards and share-based awards outstanding for the NEOs as at December 31, 2024, and valued based on the closing price of the common shares on the TSX on December 31, 2024, of $21.79.

Name	Option-based awards					Share-based awards
	Number of securities underlying unexercised options (vested or not) (#)	Original grant Date	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

McKenzie	348,919	26-Feb-2024	23.56	26-Feb-2031	0	585,454	12,757,050	2,610,292
	145,009	04-May-2023	21.67	04-May-2030	17,648
	104,974	27-Feb-2023	24.60	27-Feb-2030	0
	159,626	17-Feb-2022	19.88	17-Feb-2029	305,604

Pourbaix	224,859	26-Feb-2024	23.56	26-Feb-2031	0	742,177	16,172,032	1,765,608
	201,773	27-Feb-2023	24.60	27-Feb-2030	0
	462,917	17-Feb-2022	19.88	17-Feb-2029	886,255
	300,660	25-Feb-2020	11.73	25-Feb-2027	3,024,640

Sandhar	84,586	26-Feb-2024	23.56	26-Feb-2031	0	168,693	3,675,826	1,270,825
	1,243	11-Sep-2023	27.71	11-Sep-2030	0
	51,679	27-Feb-2023	24.60	27-Feb-2030	0
	68,762	17-Feb-2022	19.88	17-Feb-2029	131,645
	75,075	22-Feb-2021	8.69	22-Feb-2028	983,618

Chiasson	117,481	26-Feb-2024	23.56	26-Feb-2031	0	209,620	4,567,615	1,377,036
	5,595	11-Sep-2023	27.71	11-Sep-2030	0
	40,698	27-Feb-2023	24.60	27-Feb-2030	0
	31,435	17-Feb-2022	19.88	17-Feb-2029	60,182

Zieglgansberger	0	26-Feb-2024	23.56	26-Feb-2031	0	0	0	1,574,275
	0	11-Sep-2023	27.71	11-Sep-2030	0
	0	27-Feb-2023	24.60	27-Feb-2030	0
	0	17-Feb-2022	19.88	17-Feb-2029	0
	0	22-Feb-2021	8.69	22-Feb-2028	0
	0	25-Feb-2020	11.73	25-Feb-2027	0
	0	25-Feb-2019	11.53	25-Feb-2026	0

Number of securities underlying unexercised options includes both vested and unvested options.

Value of unexercised in-the-money options is based on the closing price of the common shares on the TSX on December 31, 2024, of $21.79.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 89

Number of shares or units of shares that have not vested includes PSUs granted to the NEOs in 2022, 2023 and 2024 plus the number of dividend equivalents credited, rounded to the next whole unit. PSUs and related dividend equivalents only vest on achievement of RTSR (all grants). If PSUs do not vest, they are cancelled. RSUs and related dividend equivalents vest after three years in accordance with grant agreements.

Market or payout value of share-based awards that have not vested assumes target performance and is calculated on the actual number of units (not rounded).

Market or payout value of vested share-based awards not paid out or distributed relates to DSUs granted to Mr. Zieglgansberger when he was promoted in 2015, Mr. Chiasson as part of his 2019 annual LTIs, Mr. Sandhar as part of his 2020 annual LTIs, Mr. Pourbaix when he joined Cenovus, and DSUs granted if an NEO elects to receive all or a portion of their respective annual bonus award in DSUs.

Incentive plan awards – value vested or earned during 2024

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

McKenzie	3,162,346	7,091,329	1,373,928

Pourbaix	7,961,459	19,501,245	825,562

Sandhar	1,204,780	2,954,704	484,778

Chiasson	1,531,865	3,782,052	562,680

Zieglgansberger	1,531,865	3,782,052	–

Option-based awards – value vested during the year assumes the NEO exercised the options on the day they vested.

Share-based awards – value vested during the year is calculated as the number of PSUs and RSUs vested multiplied by the closing price of the common shares on the TSX on February 22, 2024, of $23.74.

Non-equity incentive plan compensation – value earned during the year includes the amount of the bonus awards earned by the NEOs in 2024, as paid in 2025. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs. Mr. Zieglgansberger retired from Cenovus on August 31, 2024, and is therefore not eligible for a bonus payout.

Defined benefit plan to December 31, 2024

Name	Number of years of credited service	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
		At Year end	At age 65

McKenzie	5.50	124,993	291,650	1,625,862	357,973	76,156	2,059,991

Pourbaix	–	–	–	–	–	–	–

Sandhar	8.67	109,313	320,581	1,215,058	160,927	62,731	1,438,716

Chiasson	5.50	85,638	260,805	895,665	195,775	54,755	1,146,195

Zieglgansberger	14.75	N/A	N/A	2,551,240	113,553	(2,664,793)	–

Amounts in this table do not reflect payments made to the NEO during the year.

Mr. McKenzie and Mr. Chiasson each joined the Cenovus DB Plan on July 1, 2019. Mr. Zieglgansberger joined the Cenovus DB Plan when first eligible, with past service credited to December 1, 2009. Mr. Zieglgansberger retired from Cenovus on

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 90

August 31, 2024 and the non-compensatory change reflects net experience including that his pension benefit was paid as a lump sum commuted value in 2024. Mr. Sandhar joined the Cenovus DB Plan when first eligible on May 1, 2016. Mr. Pourbaix participates in the Cenovus DC Plan and his pension values are shown in the next table.

Opening present value of defined benefit obligation. Our obligations under the DB Plan are determined using the same methods and assumptions noted in our 2024 consolidated financial statements.

Compensatory change shows the projected pension earned for service during the year (service cost), net of employee contributions adjusted by gains or losses on the NEO’s DB Plan obligation when actual and estimated earnings differ.

Non-compensatory change includes interest on the DB Plan obligation and employee contributions for the period. It also includes changes in the discount rate, inflation rate and other net experience as at December 31, 2024.

Defined contribution plan to December 31, 2024

Name	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)

McKenzie	91,185	N/A	102,291

Pourbaix	920,763	94,483	1,181,319

Sandhar	99,528	N/A	103,942

Chiasson	142,206	N/A	169,923

Zieglgansberger	399,954	N/A	N/A

Mr. Pourbaix joined the Cenovus DC Plan on December 1, 2017 and receives 8% of pensionable earnings. In addition, the Cenovus DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions. Mr. McKenzie, Mr. Sandhar and Mr. Chiasson accrued benefits under the Cenovus DB Plan. They do not receive further contributions from Cenovus to the Cenovus DC Plan. Their pension values are shown in the DB Plan table. Mr. Zieglgansberger retired from Cenovus on August 31, 2024 and transferred out his DC pension benefits concurrent with his retirement.

Compensatory is the value of employer contributions made during the year.

Accumulated value at year end includes investment performance during the year.

Termination and change of control benefits

We have change of control agreements with all our NEOs.

We have not entered into any other agreements with our NEOs that set out payments or formulas for payments on termination. Payments for termination without cause will be determined upon termination according to common law principles.

Change of control benefits

Change of control agreements. The change of control agreements we have with our NEOs provide for a double trigger for payment of severance benefits. First, a change of control (as defined in the agreement) must occur. Second, their employment must be terminated for a reason other than cause, disability, retirement or death. This includes:

•	Material reduction in responsibilities or salary, annual bonus, incentive plans and benefits.

•	Failure to pay any part of current compensation (without consent).

•	Forced relocation.

•	Failure to obtain a successor’s agreement to assume and perform the change of control agreement.

•	Disposition of all or substantially all of the assets of Cenovus.

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 91

Assuming both triggers are activated the agreements provide the following benefits:

Compensation element	All NEOs

Salary	Lump sum severance equal to 24 months (based on highest monthly salary for the last 24 months)

Bonus	Lump sum severance equal to 24 months (based on average bonus for the last 3 years)

Other compensation	Annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services continue for 24 months

Options	Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

PSUs	Vest and are paid out immediately Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved

RSUs	Vest and are paid out immediately

DSUs	Paid out immediately

Pension benefits	Continue to accrue for 24 months

Long-term incentive grant agreements. For employees who do not have a change of control agreement or executive employment agreement, the terms of the grant agreements applicable to each type of LTI on a change of control will apply. All LTI grants are subject to double trigger change of control provisions.

Termination and change of control benefit amounts for a trigger event on December 31, 2024

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs as a result of the triggering events identified below, in each case assuming such trigger event occurred on December 31, 2024. This table does not include amounts already available to the NEO on December 31, 2024, for vested options, Replacement Options, PSUs and RSUs.

NEO	Trigger event	Payment ($)	Long -term incentives ($)	Total ($)

McKenzie	Retirement or resignation	–	–	–
	Change of control	4,944,063	12,798,734	17,742,797
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Pourbaix	Retirement or resignation	–	–	–
	Change of control	6,797,560	16,503,920	23,301,480
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Sandhar	Retirement or resignation	–	–	–
	Change of control	2,573,021	3,711,341	6,284,362
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Chiasson	Retirement or resignation	–	–	–
	Change of control	2,830,242	4,606,821	7,437,063
	Termination without cause	–	–	–
	Termination with cause	–	–	–

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 92

Retirement or resignation is voluntary.

Change of control includes the value of LTIs including Options, PSUs and RSUs that would vest on the change of control. There is no accelerated vesting for any of the other triggering events.

Incremental pension benefits for Mr. Pourbaix on change of control. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the Cenovus DC Plan. The incremental lump sum pension value is equal to 10% of annual base salary plus bonus (capped at 40% of base salary) over the 24 months of additional service.

Incremental pension benefits for Mr. McKenzie, Mr. Sandhar and Mr. Chiasson on change of control. The incremental DB Plan lump sum pension value is equal to the difference between the actuarial present values of the NEO’s pension, as modified by the change of control provisions, less the accrued pension, unmodified, using the commuted value basis for the Cenovus DB Plan as of December 31, 2024. The discount rates used are 3.9% for 10 years and 4.5% thereafter. Pensionable earnings for the additional 24-month period are based on annual base salary plus the average of the annual bonus (capped at 40% of salary) in the three-years before termination. The early retirement reduction factor under our Canadian Supplemental Pension Plan is calculated at the age the individual would have been on December 31, 2026.

The contents and sending of this circular have been approved by the Board.

/s/ Susan M. Anderson

Susan M. Anderson

Corporate Secretary

Calgary, Alberta

March 12, 2025

CENOVUS 2025 CIRCULAR	EXECUTIVE COMPENSATION | 93

SCHEDULES

IN THIS SECTION YOU WILL FIND:

Schedule A – Summary of stock option plans	Page A-1

Schedule B – Board Mandate	Page B-1

Schedule C – Advisory	Page C-1

CENOVUS 2025 CIRCULAR	SCHEDULES | 94

SCHEDULE A

SUMMARY OF THE STOCK OPTION PLANS

SUMMARY OF THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of common shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10% of the number of common shares then outstanding, calculated on a non-diluted basis, and the aggregate number of common shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10% of the number of the common shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for common shares that may be purchased through the exercise of options shall be fixed by the HRC Committee for each Option but shall not be less than the “Market Value” of the common shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume-weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of common shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for options granted prior to January 1, 2018, is to be at least the market price of the common shares at the grant date, calculated as the closing price of the common shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the common shares shall not have traded that day, on the next preceding day on which common shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30% on the first anniversary, 30% on the second anniversary and 40% on the third anniversary of the grant.

Expiry Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her options to purchase a specified number of common shares and to receive cash or common shares (at our discretion) in an amount equal to the excess of the closing price of the common shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the options, multiplied by the number of optioned common shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying common shares are forfeited and such number of common shares are returned to the common shares reserved and available for new option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the options to purchase a specified number of common shares and to receive, in exchange, common shares. The optionholder will receive the number of common shares equal in value to the closing price of the common shares on the TSX on the last trading day preceding the date of surrender of the options and contemporaneous exercise of the associated NSRs, less the grant price of the option then multiplied by the number of options surrendered, less applicable withholdings.

CENOVUS 2025 CIRCULAR	SCHEDULES | A-1

Cashless Exercise Optionholders are entitled to effect a cashless exercise of the optionholder’s vested and exercisable options. Upon electing a cashless exercise, the optionholder shall exercise options in exchange for the issuance of the number of common shares subject to the exercise, which common shares will immediately be sold by an arm’s-length third-party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder.

Adjustments Adjustments will be made to the exercise price of an option, the number of common shares delivered to an optionholder upon exercise of an option and the maximum number of common shares that may at any time be reserved for issuance pursuant to options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment, unvested options and vested options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested options and vested options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the option or otherwise through the holding of common shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an option expires during or within 10 business days following a period when option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such option will be extended to the date which is 10 business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any option or group of options;

(ii)	altering the terms and conditions of vesting applicable to any option or group of options;

(iii)	changing the termination provisions of the Stock Option Plan or any option, provided that the change does not provide for an extension beyond the original expiry date of such option;

(iv)	accelerating the expiry date in respect of an option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any option or group of options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of common shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of options;

(iv)	any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

CENOVUS 2025 CIRCULAR	SCHEDULES | A-2

(vii)	any allowance for the transferability or assignability of options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

SUMMARY OF THE HUSKY STOCK OPTION PLAN

As a result of the Husky Energy transaction, outstanding options under the Husky Stock Option Plan were transferred to Cenovus and Cenovus granted the former holders thereof Replacement Options, which, despite being exercisable for common shares, remain governed under the terms of the Husky Stock Option Plan. Options are governed by the terms of the Stock Option Plan.

Eligibility Pursuant to the Husky Stock Option Plan, Husky Options were granted from time to time to executive officers and other eligible employees of Husky Energy (each an “Eligible Person”). Non-employee directors of Husky Energy were not eligible to participate in the Husky Stock Option Plan. The Board will not be making any further grants of Replacement Options or other options under the Husky Stock Option Plan, see “Elements of Compensation – Long-Term Incentives”.

Insiders The maximum number of common shares which may be reserved for issuance pursuant to options granted to insiders under the Husky Stock Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

Administration Unless otherwise directed by the Board, the HRC Committee will administer the Husky Stock Option Plan. In addition to administering the Husky Stock Option Plan, the HRC Committee is responsible for interpreting the Husky Stock Option Plan and determining all questions arising out of the Husky Stock Option Plan and any Replacement Option granted pursuant to the Husky Stock Option Plan and the Husky Energy transaction.

Exercise Price The exercise price of common shares subject to a Replacement Option is equal to the exercise price per share of a Husky Option immediately prior to the effective time of the Husky Energy transaction divided by 0.7845 and rounded up to the nearest whole cent. Husky Options outstanding immediately prior to the effective time of the Husky Energy transaction were granted with an exercise price equal to the weighted average trading price per Husky Energy common share on the TSX for the five trading days preceding the grant date.

Vesting Replacement Options vest as to one-third on each of the first three anniversary dates of the grant date of the Husky Option in exchange for which the Replacement Option was granted.

Expiry The term of each Replacement Option is five years from the grant of the Husky Option in exchange for which the Replacement Option was granted.

Surrender in Lieu of Exercise Eligible Persons may surrender their Replacement Options in exchange for an amount in cash equal to the excess of the aggregate fair market value of the common shares able to be purchased pursuant to the vested and exercisable portion of such Replacement Options on the date of surrender over the aggregate exercise price for those common shares pursuant to those Replacement Options. The fair market value of common shares is calculated as the closing price on the TSX of the common shares on the date on which board lots of common shares have traded on the TSX immediately preceding the date a holder of the Replacement Options provides notice to Cenovus that he or she wishes to surrender his or her Replacement Options in lieu of exercise.

Adjustments Adjustments will be made to the exercise price of a Replacement Option, the number of common shares delivered to an optionholder upon exercise of a Replacement Option, and the maximum number of common shares that may at any time be reserved for issuance pursuant to Replacement Options granted under the Husky Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

Cessation of Entitlement Replacement Options terminate immediately upon the Eligible Person being dismissed from his or her employment with Cenovus for cause or resigning at Cenovus’s request or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of Cenovus) or upon being dismissed without cause.

CENOVUS 2025 CIRCULAR	SCHEDULES | A-3

Non-Assignable and No Rights as a Shareholder Replacement Options may be exercised only by the optionholder and are not assignable, except on death. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Replacement Option or otherwise through the holding of common shares. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an officer or employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Replacement Option expires during a Blackout Period, then the exercise period of such Replacement Option will be extended to the date which is five business days after the last day of the Blackout Period, after which time such Replacement Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Husky Stock Option Plan in whole or in part. Any amendment to be made to the Husky Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Husky Stock Option Plan or a specific Replacement Option without further approval of the shareholders, examples of which include, but are not limited to:

(i)

curing any ambiguity, error or omission in the Husky Stock Option Plan or to correct or supplement any provision of the Husky Stock Option Plan that is inconsistent with any other provision of the Husky Stock Option Plan;

(ii)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed;

(iii)	amendments respecting administration and eligibility for participation under the Husky Stock Option Plan;

(iv)	alterations, extensions or accelerations of the terms and conditions of vesting applicable to any Replacement Option;

(v)	accelerating the expiry date of any Replacement Option;

(vi)	determining the adjustments pursuant to the Husky Stock Option Plan;

(vii)	amendments to the definitions contained within the Husky Stock Option Plan;

(viii)	amendments or modifications to the mechanics of exercise of Replacement Options;

(ix)	changes to the termination provisions of a Replacement Option or the Husky Stock Option Plan which does not entail an extension beyond the original expiry date; or

(x)	amendments to the Husky Stock Option Plan of a “housekeeping nature”.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments to the Husky Stock Option Plan that relate to:

(i)	reducing the exercise price or extending the expiry date of Replacement Options granted to insiders;

(ii)	amending the number of common shares issuable under the Husky Stock Option Plan;

(iii)	adding any form of financial assistance by Cenovus for the exercise of any Replacement Options;

(iv)	removing or increasing the insider participation limit; or

(v)	amending an amendment provision in the Husky Stock Option Plan.

CENOVUS 2025 CIRCULAR	SCHEDULES | A-4

SCHEDULE B

BOARD MANDATE

Board of Directors’ Mandate

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, acting in the best interests of the Corporation and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the President & Chief Executive Officer and other corporate officers, approve the President & Chief Executive Officer’s compensation and monitor the President & Chief Executive Officer’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the President & Chief Executive Officer, develop a clear mandate for the President & Chief Executive Officer, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts (including climate change), address health and safety matters that may arise with our activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

CENOVUS 2025 CIRCULAR	SCHEDULES | B-1

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices.

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation operates or invests, or is contemplating potential operation or investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

Risk Oversight

The Board has oversight of risks related to:

•	The review and adoption of a strategic planning process and approval of the corporate strategic plan.

•	Ensuring that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate such risks.

•	The Corporation’s system of corporate governance.

•	Operating and financial performance.

•	Appointment of the President & Chief Executive Officer and approval of the President & Chief Executive Officer’s compensation.

•	Code of business conduct and ethics and communications policies.

•	Non-compliance by directors with applicable by-laws, policies and practices and other statutory and regulatory obligations.

•	The Corporation’s public disclosure.

•	Amendments to, or departures from, established strategy, capital and operating budgets or matters of policy from the ordinary course of business.

•	Nomination of directors, approval of their compensation and the effectiveness of the Board.

CENOVUS 2025 CIRCULAR	SCHEDULES | B-2

Environmental, Social and Governance (ESG) Oversight

The Board has oversight of:

•	The Corporation’s approach to sustainability;

•	Reports and recommendations from management with respect to ESG matters; and

•

The Corporation’s processes and procedures to mitigate environmental impacts (including climate change), address health and safety matters that may arise due to the Corporation’s activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

CENOVUS 2025 CIRCULAR	SCHEDULES | B-3

SCHEDULE C

ADVISORY

ADVISORY

Forward-Looking Information

This circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of Cenovus’s experience and perception of historical trends. This forward-looking information is identified by words such as “achieving”, “aim”, “align”, “ambition”, “anticipating”, “approach”, “believe”, “capacity”, “commitment”, “committed”, “continue”, “designed”, “drive”, “enhance”, “ensuring”, “expect”, “focus”, “future”, “goal”, “initiative”, “may”, “objective”, “opportunity”, “optimize”, “ongoing”, “philosophy”, “position”, “potential”, “principles”, “reduce”, “result’, “return”, “support”, “strategy”, “target”, “towards”, “will” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in our management’s discussion and analysis for the year ended December 31, 2024 dated February 15, 2025, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on our profile on SEDAR+ at sedarplus.ca, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the our website at cenovus.com.

Information on or connected to Cenovus’s website cenovus.com does not form part of this circular.

Non-GAAP Measures

This circular contains references, including within the 2024 Scorecard, to certain non-GAAP measures, including adjusted funds flow, free funds flow and net debt. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and therefore, are considered specified financial measures. These specified financial measures may not be comparable to similar measures presented by other issuers. Adjusted funds flow is used in our 2024 Scorecard in order to provide shareholders and potential investors, as well our Board and management, with an additional measure for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For information on the composition of this measure, as well as an explanation of how Cenovus uses it, refer to the Specified Financial Measures Advisory located in our management’s discussion and analysis for the year ended December 31, 2024 dated February 15, 2025 and available on our profile on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com, which is incorporated by reference into this circular.

CENOVUS 2025 CIRCULAR	SCHEDULES | C-1

YOUR VOTE IS IMPORTANT

If you have any questions or require any assistance in executing your Cenovus proxy or voting instruction form, please call our Proxy Solicitation Agent, Sodali & Co at:

North American Toll-Free Number: 1.888.777.1538

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@investor.sodali.com

North American Toll-Free Facsimile: 1.877.218.5372

CENOVUS ENERGY INC.

4100, 225 - 6 Avenue SW | Calgary, AB T2P 1N2

P: 403-766-2000

F: (403) 766-7600

E: investor.relations@cenovus.com

Download the latest about Cenovus Energy Inc. at: www.cenovus.com

Cenovus Energy Inc. is traded on the TSX and NYSE under the symbol CVE cenovus

CENOVUS ENERGY INC.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company's preferred shares are listed on the Toronto Stock Exchange.

For more information, visit **cenovus.com**.

CENOVUS

cenovus ENERGY

1.877.766.2066
(Toll-free in Canada & U.S.)

© Cenovus Energy Inc. 2025